Exhibit 99.1


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

om
01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM Code                              2  - Name of THE COMPANY                3 - TAxpayer No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61

4 - COMMERCIAL NAME OF THE COMPANY
Aracruz Celulose S.A.

5 - PREVIOUS NAME OF THE COMPANY
Aracruz Celulose S.A.

6 - NIRE CODE
32000002018



01.02 - HEAD OFFICE

1 - FULL Address                               2 - District
Cam. Barra do riacho, s/n(0)- km 25             Barra do Riacho

3- Zip Code                4- City                     5- State
29.197-900                 Aracruz                     ES

6 - Area  Code   7-  Telephone     10 - Telex        11 -  FAX NO       15 - e-MAIL
027              3270 - 2442              -          3270 - 2590        http:/www.aracruz.com.br



01.03 - SHAREHOLDERS DEPARTMENT

1 - NAME                                       2 - position
    Jose Mauricio Werneck G. da Silva          Manager of Corporate Relations

3 - FULL Address                               4 - District
    Rua Lauro Muller, 116 -  40nd Floor            Botafogo

5 - Zip Code                4- City                     5- State
22/290-160                  Rio de Janeiro               Rio de Janeiro

6 - Area  Code   7-  Telephone     10 - Telex        11 -  FAX NO       15 - e-MAIL
021              3820 - 8131              -          2541-7947          invest@aracruz.com.br



01.04 - DIRECTOR OF MARKET RELATIONS
-------------------------------------------------------------------------------------------------------------
1 - NAME
    Isac Roffe Zagury

2 - FULL Address                               3 - District
    Rua Lauro Muller, 116 -  40nd Floor            Botafogo

4 - Zip Code                4- City                     5- State
22.290-160                  Rio de Janeiro               Rio de Janeiro

7 - Area  Code   8 -  Telephone    11 - Telex        12 -  FAX NO       16 - e-MAIL
  021              3820 - 8160              -            2541-7947      iz@aracruz.com.br



01.05 - REFERENCE / AUDITOR
--------------------------------------------------------- ---------------------------------------------------
1 - last fiscal year, BEGINNING                           2 - last fiscal year , ENDING
    01/01/2003                                                12/31/2003

3 - current fiscal year, BEGINNING                        4 - current fiscal year, ENDING
     01/01/2004                                               12/31/2004

5 - NAME  OF THE AUDITOR                                  6 - CVM CODE
    Deloitte Touche Tohmatsu Auditores Independentes          00385-9

7 - NAME OF THE TECHINICAL RESPONSIBLE                    8 - CPF N(0)
Celso de Almeida Moraes                                   680.686.898-34



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


om
01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61



01.06 - GENERAL INFORMATION
-------------------------------------------------------- ----------------------------------------------------
1 -  BRAZILIAN  STOCK  EXCHANGES  WHERE THE COMPANY IS   2 - MARKETS WHERE SECURITIES ARE TRADED
LISTED
          Sao Paulo Stock Exchange                           Stock Exchange


3 - SITUATION       4 - ACTIVITY CODE                                 5 - ACTIVITY OF THE COMPANY
    In Operation        1160100 - Pulp & Paper Industry                   Production       of      Bleached
                                                                      Eucalyptus Pulp



01.07 - STOCK CONTROL / SECURITIES ISSUED
-------------------------------------------------------- ----------------------------------------------------
1 - STOCK CONTROL                                        2 - SECURITIES ISSUED BY THE COMPANY
     Private, Brazilian                                      Shares and debenturies



01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS
-------------------------------------------------------- ----------------------------------------------------
1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE     2 - STOCKHOLDERS' MEETING TO APPROVE THE
FINANCIAL STATEMENTS                                     FINANCIAL STATEMENTS

                01/15/2004                                    04/30/2004

3 - ANNOUNCEMENT OF STOCKHOLDERS' MEETING TO APPROVE     4 - PUBLICATION OF FINANCIAL STATEMENTS
THE FINANCIAL STATEMENTS

                      04/14/2004                                              01/14/2004


01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION
----------------------------------------------------------------------------------- -------------------------
1 - NAME                                                                            2 - STATE

      A  Gazeta                                                                          Espirito Santo
      Diario Oficial do Estado do Espirito Santo                                         Espirito Santo
      Gazeta Mercantil                                                                    Sao Paulo
      A Tribuna                                                                          Espirito Santo


01.10 - DIRECTOR OF MARKET RELATIONS
--------------------------------------------------------- ---------------------------------------------------
1 - DATE                                                  2 - SIGNATURE
05/28/2004                                                ( signed ) Isac Roffe Zagury



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61


02.01.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY
--------- ------------------------------------- ---------------- ----------- ------------ ------- -------------- -------------- ----
1 - ITEM  2 - ADMINISTRATOR                     3 - CPF          4 - DATE    5 - TERM OF  6 -     8 - ELECT      8 -
                                                                 OF           OFFICE      CODE    FOR            POSITION/
                                                                 ELECTION                         CONTROLLER     FUNCTION
   01      Carlos Alberto Vieira                000.199.171-04   04/29/2004   04/30/2007    2          Yes             20
   02      Eliezer Batista da Silva             607.460.507-63   04/29/2004   04/30/2007    2          Yes             22
   03      Haakon Lorentzen                     667.258.797-72   04/29/2004   04/30/2007    2          Yes            22
   04      Luiz Aranha Correa do Lago           375.703.317-53   04/29/2004   04/30/2007    2          Yes            22
   05      Acyr Frederico H. Barbosa Pinto da   009.145.767-04   04/29/2004   04/30/2007    2          Yes            22
           Luz
   06      Ernane Galveas                       007.998.407-00   04/29/2004   04/30/2007    2          Yes            22
   07      Jose Roberto Ermirio de Moraes       029.080.178-81   04/29/2004   04/30/2007    2          Yes            22
   08      Leon Chant Dakessian                 940.235.908-78   04/29/2004   04/30/2007    2          Yes            22
   09      Nelson Koichi Shimada                042.170.338-50   04/29/2004   04/30/2007    2          Yes            22
   10      Sandra Meira Starling                132.083.066-87   04/29/2004   04/30/2007    2          Yes            22
   11      Carlos Augusto Lira Aguiar           032.209.829-72   07/24/2003   07/24/2006    1                          10
   12      Walter Lidio Nunes                   151.624.270-04   07/24/2003   07/24/2006    1                          19
   13      Joao Felipe Carsalade                468.913.667-04   07/24/2003   07/24/2006    1                          19
   14      Isac Roffe Zagury                    261.319.197-04   07/24/2003   07/24/2006    1                          12

Table Continued....


1 - ITEM  2 - ADMINISTRATOR                             9 - FUNCTION
   01      Carlos Alberto Vieira                        Chairman of Council of Administration
   02      Eliezer Batista da Silva                     Council of Administration
   03      Haakon Lorentzen                             Council of Administration
   04      Luiz Aranha Correa do Lago                   Council of Administration
   05      Acyr Frederico H. Barbosa Pinto da           Council of Administration
           Luz
   06      Ernane Galveas                               Council of Administration
   07      Jose Roberto Ermirio de Moraes               Council of Administration
   08      Leon Chant Dakessian                         Council of Administration
   09      Nelson Koichi Shimada                        Council of Administration
   10      Sandra Meira Starling                        Council of Administration
   11      Carlos Augusto Lira Aguiar                   Director President
   12      Walter Lidio Nunes                           Director of operations
   13      Joao Felipe Carsalade                        Commercial Director
   14      Isac Roffe Zagury                            Director of Market Relations



NOTE  :

1 - BELONGS TO THE COMPANY ONLY
2 - BELONGS TO THE BOARD OF DIRECTORS ONLY


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61


-----------------------------------------------------------------------------------------------------------------------
02.01.02 - CURRENT COMPOSITION OF THE FISCAL COUNCIL

1 - COUNCIL FISCAL INSTALLED             2 - PERMANENT
YES                                      NO

3 - ITEM  4 - NAME                              5 - CPF          6 - DATE    7 - TERM OF  8           -  9 - FUNCTION
                                                                 OF           OFFICE      POSITION/
                                                                 ELECTION                 FUNCTION

   01      Wagner Braz                          881.756.858-91   04/29/2004   04/30/2005        43       F.C. (Effective) Elect for
                                                                                                          the Majority Stockholder
   02      Fernando Octavio MArtins Alves       129.014.907-00   04/29/2004   04/30/2005        44       F.C. (Effective) Elect for
                                                                                                          the Preferred Stockholder
   03      Sheila Periard Henrique Silva        069.227.887-70   04/29/2004   04/30/2005       46        F.C. (Substitute) Elect for
                                                                                                          the Majority Stockholder
   04      Jorge Juliano de Oliveira            036.002.768-75   04/29/2004  04/30/2005        47        F.C. (Substitute) Elect for
                                                                                                          the Preferred Stockholder
   05      Luiz Antonio Perdigao                067.419.168-49   04/29/2004   04/30/2005       45        F.C. (Effective) Elect for
                                                                                                          the Minority Stockholder
   06      Luiz Coelho Repis                    090.957.567-34   04/29/2004   04/30/2005       48        F.C. (Substitute) Elect for
                                                                                                          the MinorityStockholder


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61



02.02 -  PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF
 EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER


MEMBERS OF COUNCIL OF ADMINISTRATION:

1. CARLOS ALBERTO VIEIRA Member of the Board of Directors of Aracruz Celulose S.A. since April 15, 1988. Was elected president of the Council of Administration on April 29, 2004. Also Chairman of Banco Safra S.A., Albatroz S.A., Safra Companhia de Arrendamento Mercantil S.A., Safra Leasing S.A. Arrendamento Mercantil, Agropecuaria Potrillo S.A., Pastoril Agropecuaria Couto Magalhaes S.A., Safra Holding S.A., and Safra Participacoes S.A. Also President of Banco Safra de Investimentos S.A. and a Director of Safra Seguradora S.A. Economist graduated from Pontificia Universidade Catolica de Sao Paulo. Born April 2, 1934.

2. ELIEZER BATISTA DA SILVA Member of the Board of Directors of Aracruz Celulose S.A. since June 28, 1996. He is also Chairman of Rio Doce International. In 1992, he served as the Brazilian Government's Secretary for Strategic Affaris. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also President of its Board of Officers. He was President of Mineracoes Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.

3. HAAKON LORENTZEN Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1991. Administrative and Data Processing Director of Lorentzen Empreendimentos S.A., Member of the Board of Directors and Director of Arapar S.A. and Lorentzen Empreendimentos S.A. Also Chairman of the Board of Directors of Companhia de Navegacao Norsul. Economist graduated from Pontificia Universidade Catolica do Rio de Janeiro and Harvard Business School (USA). Born August 23, 1954.

4. LUIZ ARANHA CORREA DO LAGO Member of the Board of Directors of Aracruz Celulose S.A. since APRIL , 1988. Director of Planning of Lorentzen Empreendimentos S.A., from Marco of 1988. Full teacher of the Department of Economy, of the Pontificia Catholic University of Rio de Janeiro, from Marco of 1979. Former-boss of the Center of Monetary Studies and of International Economy (CEMEI), IBRE, of the Fundacao Getulio Vargas (1981-1986). Former-director of the Area of Market of Capitals of the Central Bank of Brazil (1987-1988). Doctor in Economy, Ph.D, for the University of Harvard, Cambridge, Massachusetts. Born November 27, 1950.

5. ACYR FREDERICO HORTA BARBOSA PINTO DA LUZ Member of the Board of Directors of Aracruz Celulose S.A. since APRIL 29, 2003. He is also Lawyer in Rio de Janeiro. Electrical engineer for the Papal Catholic University of Rio de Janeiro, Course of Perfection in Economical Engineering for the National School of Engineering of the University of Brazil (current UFRJ), Bachelor in Law for the Universidade Candido Mendes. Date of Nascimento: 23/10/35.

6. ERNANE GALVEAS Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1994. President, APEC (Economy Studies Development Association) Counsel; Economic Counselor for the Presidence of Confederacao Nacional do Comercio (National Confederation of Commerce), Member of the Technical Counsel for the National Confederation of Commerce, Member of the Counsel of the International Law and Economy Academy - Sao Paulo. Was Financial Director of the Merchant Navy Commission, Director of CACEX (External Commerce Fund), President of the Central Bank of Brazil, ABECEL - Brazilian Cellulose Exporters Association, Minister of the Treasury. Master in Economics graduated from Yale University, Connecticut, U.S.A.. Born December 10, 1922.



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61



02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER


1. JOSE ROBERTO ERMIRIO DE MORAES Member of the Board of Directors of Aracruz Celulose S.A. since April 30, 2002. Also Chairman and President of Votorantim Celulose e Papel S.A., Director of Votocel Filmes Flexiveis LTda .. He was President of Votorantim Celulose e Papel S.A.until April 2002, Vice-President and Director of S.A Industry Votorantim and member of the Bord Executive of Directors of Votorantim Participacoes S.A.. Director of New HPI PArticipacoes Ltda. Engineer metallurgy graduated by University of Engineering of the Fundacao Armando Alvares Penteado and course of academical extension in engineering of the Production, for the Fundacao Vanzolini.

2. LEON CHANT DAKESSIAN Member of the Board of Directors of Aracruz Celulose S.A. since April 30, 2002. Also Director of the Planning Votorantim group. Graduate mechanical engineer for the Technological Institute of Aeronautics
     (ITA), with masters degree courses for the Fundacao Getulio VArgas Sao Paulo and for Sloan School of Management

3. NELSON KOICHI SHIMADA Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2004. Also . Also Director of the Votorantim Financas S.A. . Formed in engineering of the Production for the University of Sao Paulo. Economist graduated from University of Administration of Sao Paulo . Born April 05, 1953.

4. SANDRA MEIRA STARLING Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2003. Also Executive Secretary of department of Labor and Job since January of 2003. It was also Director of Research and Extension of the Papal Catholic University of MG, teacher of the Department of Sociology and Anthropology of University of Philosophy and humanities - UFMG and teacher of the Department of Private Right of University of Right of UFMG. Master's degree in Political Sciences for the Department of Political Sciences of the Federal University of Minas Gerais and Baccalaureate in Right for University of Right of the Federal University of Minas Gerais. Born April 16, 1944.

MEMBERS OF CONSELHO FISCAL:

5. WAGNER BRAZ Member of Fiscal Council of Aracruz Celulose S.A. since 04/2000. it is also ,Elect Director and ratified, for the Central Bank of Brazil, of the Bank J. Safra S.A., since April 09, 1999. It is, also, Executive Superintendent of the Conglomerado Safra, answering for the areas of Accounting, Juridical Societario and Fiscal of the Banco Safra S/A, Safra Leasing S.A. Mercantile Leasing, Agropecuaria Potrillo S.A., Pastoral Farming Couto Magalhaes S.A., Distributing Harvest of Titles and Valores Mobiliarios Ltd., Harvest Broker of Values and Exchange Ltd., Safra Seguradora S.A. and too much integral companies of the Conglomerado Safra. Formed in accounting. Born: 17/12/1955.

6. FERNANDO OCTAVIO MARTINS ALVES Member of Fiscal Council of Aracruz Celulose S.A.. 16 years ago it is Managing Financial of the Grupo Lorentzen, in the companies: Arapar S.A., Lorenpar S.A., Lorentzen Empreendimentos S.A. and Norbrasa Empreendimentos S.A.. it was Managing of the Stock exchange of Rio de Janeiro, having been teacher of the Papal Catholic University (IAG-RJ) and of the Fundacao Getulio Vargas (CADEMP-RJ). it Studied the School of Engineering of UFF - it would Engineer Civil. Born in 07.11.44.

7. SHEILA PERIARD HENRIQUE SILVA Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. Economist with master's degree in Industrial Economy for the Federal University of Rio de Janeiro. It acts in Grupo Harvest's Holding since


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61

     1997. Previous experiences: Brasilpar Financial Services, Alcatel Telecomunicacoes, Pepsi-Cola International, I Support Brascan. Born:
     22/08/63

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER


1. JORGE JULIANO DE OLIVEIRA Member of the Committee of Auditing of Aracruz Celulose S.A. is also Substitute ,of the Fiscal Committee of Aracruz. Corporate manager of Auditing Interns of the Votorantim Participacoes S.A. Bacharel in Accounting Sciences for the University Sao Judas Tadeu, with professional registration in Regional Council of Accounting of Sao Paulo under no. 1SP-154.766/O-3. Born: 11/11/1963.

2. LUIZ ANTONIO PERDIGAO Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2003, married, Electric Engineer for EESC/USP, Assistant in Quantitative Methods for UnB-DF, Doctor in Economy for EPGE/FGV - Rio, Consultant Economical, Financial and of Computer science, specialized in analysis and development of projects, of costs and of computer systems, retired employee of the Bank of Brazil, where he/she worked for 26 years acting, among other, in the following areas/cargos: Analysis of Projects (GERFI/GEPRO); System and Analysis of Costs (COFIN); System and Elaboration of Budgets (CONOR); Management of the Financial Area (BB-BI); Financial Director of the Cobra Computadores; Consultantship to the Presidency (COTEC); Director Gerente of BAMB - Brasilian American Merchant Bank; and Attached Manager of the Agencies of Porto and Lisbon (Portugal). Titular Fiscal Counselor of Cia. Iguacu of Soluble Coffee, of abril/2001 the abril/2003. he/she Works now as consultant of FGV Projetos - Rio. Born:25/02/1951.

3. LUIZ COELHO REPIS Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. he/she is also consultant of the company Collects Technology from July of 2001. It was auditor of Brasil S.A.'S Bank in the period of July from 1994 to April of 2001, where it accomplished auditings in the agencies of the Bank of Brazil of Los Angeles, San Francisco, New York, Paris, Vienna, London and in the offices of Washington and BB Securities in London. Formed in Accounting Cicencias by Faculdade Moraes Junior, with MBA in Fianancas for IBMEC, Auditing for USP - FIPECAFI - SP, Specialization in External Trade, Auditing and International Relationships for the FROM CEFOR
     - BB, in Finances - derivative market - for BMF-RJ, Finance-income Fastens
     - for the Auditing - Finance market and Languages for the University of Cambridge - BEC2. Other formation courses in Right - Relationships Juridical-negotiate for DESED CEFOR-BB, Finances - Administration of Liquidity in Banks for ANDIMA-RJ and Bail-administration of Risk of the Instituicoes Fianceiras for FEBRABAN-SP.

MEMBERS OF THE MANAGEMENT:

4. CARLOS AUGUSTO LIRA AGUIAR. Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

5. WALTER LIDIO NUNES Chief Officer of Aracruz Celulose S.A. since MaY 27, 1998. Since 1977 has held various managerial positions with's the industrial area. He is graduate Engeneer at PUC University Rio Grande do Sul. also he is Specializzed in managment. Born October 1st, 1948.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61

6. JOAO FELIPE CARSALADE Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. graduated in Commercial Department of Aracruz Celulose S.A.. He was General Manager of Sales before his nomination to be Chief Commercial Officer. Business Administration, Political Sciences School, Rio de Janeiro. Born September14, 1945.


02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER


1. ISAC ROFFE ZAGURY Financial director of Aracruz Celulose S.A since 06/06/2003. it Occupied several executive functions in BNDES since 1979, Director in 2000 and Vice Presidente in 2002. In 1999, it was attached secretary of National Treasury. Economist with master's degree for the Papal Catholic University of Rio de Janeiro. Born: June 03, 1951.

                                      * * *


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61


 03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL

1 - BASE EVENT        2 - DATE OF EVENT   3- INDIVIDUALS        4 - INSTITUCIONAL    5 - SHAREHOLDERS'      6 - PREFERRED
   AGO/E              04/29/2004             & CORPORATE            INVESTORS            AGREEMENT              VOTING STOCK
                                             3,794                  402                  Yes                            No
7 - CUMULATIVE PREFERRED SHARES                                                 8 - DATES FROM THE LAST AGREEMENT OF SHAREHOLDERS
                                                                                    02/05/2003
 STOCKS IN CIRCULATION IN THE MARKET
 COMMON STOCK                                                 PREFERRED STOCK                                             TOTAL

9 -AMOUNT (UNIT)     10 - PERCENTAGE      11 -AMOUNT        12 - PERCENTAGE          13 -AMOUNT (UNIT)      14 - PERCENTAGE
   15,402.967             3.38                (UNITS)            77.24                   461,198,113             44.67
                                               445,795,146

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

 - ITEM 2 - NAME                 3 - TAXPAYER     4 -          5 - STATE   COMMON STOCK      PREFERRED STOCK     TOTAL SHARES
                                  NO./CPF          NATIONALITY
                                                                         ----------- ------ ----------- ------ ----------- ------
                                                                          6 - QU'TY   7 - %  8 - QU'TY   9 - %  10 - QU'TY 11 - %
                                                                            (000)              (000)              (000)
  01     Newark Financial Inc.            -        B.V. Islands     -       127,507  28.00           -      -     127,507  12.35
  02     Arainvest Participacoes  06.139.408/0001-25 Brazilian     SP       127,507  28.00                        127,507  12.35
         S.A.
  03     Arapar S.A.              29.282.803/0001-68 Brazilian     RJ       127,494  28.00           -      -     127,494  12.35
  04     BNDES Participacoes  S.A.00.383.281/0001-09 Brazilian     RJ        56,881  12.49      44,162   7,65     101,043   9.78
  05     Lorentzen Empreendimentos33.107.533/0001-26 Brazilian     RJ            12   0.00                             12   0.00
  97     Treasuary Stock                  -              -          -           483   0.11       1,378   0.24       1,861   0.18
  98     Others                           -              -          -        15,507   3.40     531,623  92.11     547,130  52.99
  99     Total                                                              455,391  100.00    577,163  100.00  1,032,554  100.00

Table Continued


1 -1ITEM   2 - NAME             12 - DATE OF      13 - PARTICIPATES IN THE    14 -
                                CAPITAL                 AGREEMENT             Stockholder
                COMPOSITION     OF SHAREHOLDERS
01     Newark Financial Inc.          04/30/2004              Yes                 Yes
02     Arainvest Participacoes        04/30/2004              Yes                 Yes
       S.A.
03     Arapar S.A.                    04/30/2004              Yes                 Yes
04     BNDES Participacoes  S.A.      04/30/2004              Yes                 Yes
05     Lorentzen Empreendimentos      04/30/2004              Yes                 Yes
97     Treasuary Stock
98     Others
99     Total


                                       9


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM                02  - Name of THE holding company/ investor                                  2 - DATE OF CAPITAL COMPOSITION
  01                    Newark Financial Inc.                                                            04/30/2004

                                                                                                            COMMON STOCK
1 - ITEM   2 - NAME                             3 - TAXPAYER NO.      4 - NATIONALITY  5 - STATE       6 - QU'TY       7 - %
    0101    VCP Exportadora e Participacoes S.a.  04.200.577-0001/27      Brazilian        SP            50,000      100.00
    0199    Total                                                                                        50,000      100,00

Table Continued

1 - ITEM    2 - NAME                                     PREFERRED STOCK             TOTAL SHARES
                                                     8 - QU'TY       9 - %       10 - QU'TY      11 - %
    0101    VCP Exportadora e Participacoes S.a.                                      50,000    100.00
    0199    Total                                                                     50,000    100,00



1 - ITEM      02  - Name of THE holding company/ investor                                            2 - DATE OF CAPITAL COMPOSITION
0101          VCP Exportadora e Participacoes S.a                                                        04/30/2004


                                                                                                                 COMMON STOCK
1 - ITEM        2 - NAME                               3 - TAXPAYER NO.      4 - NATIONALITY  5 - STATE       6 - QU'TY       7 - %
  010101        VCP Votorantim Celulose e Papel S.A.   60.643.228-0001/21        Brazilian        SP       70,200,100    100.00
  010199        Total                                                                                      70,200,100    100,00


Table Continued

1 - ITEM      2 - NAME                                    PREFERRED STOCK             TOTAL SHARES
                                                       8 - QU'TY      9 - %      10 - QU'TY     11 - %
  010101        VCP Votorantim Celulose e Papel S.A.                             70,200,100      100.00
  010199        Total                                                            70,200,100      100,00




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------



03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM      02  - Name of THE holding company/ investor                                            2 - DATE OF CAPITAL COMPOSITION
010101        Votorantim Celulose e Papel S.A.                                                           04/30/2004

                                                                             4 -                           COMMON STOCK
1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         NATIONALITY   5 - STATE    6 - QU'TY      7 - %
  01010101      Votocel Filmes Flexiveis Ltda          61.397.246/0001-33      Brazilian      SP     18,804,569,388     88.95
  01010102      Nova HPI Participacoes                 65.785.669/0001-81      Brazilian      SP      2,335,920,930     11.05
  01010103      Acoes em Condominio                                                                               3      0.00
  01010105      Outros                                                                                            0      0.00
  01010106      Acoes em Tesouraria                                                                               0      0.00
  01010104      BNDES Participacoes S.A. - BNDESPAR    00.383.281/0001-09      Brazilian      RJ                  0      0.00
  01010199      Total                                                                                21,140,490,321   100.000

Table Continued


1 - ITEM      2 - NAME                                     PREFERRED STOCK             TOTAL SHARES
                                                         8 - QU'TY      9 - %      10 - QU'TY     11 - %
  01010101      Votocel Filmes Flexiveis Ltda                      0      0.00  18,804,569,388     49.07
  01010102      Nova HPI Participacoes                             0      0.00   2,335,920,930      6.10
  01010103      Acoes em Condominio                                0      0.00               3      0.00
  01010105      Outros                                15,705,338,445     91.40  15,705,338,445     40,98
  01010106      Acoes em Tesouraria                        1,579,996      0.01       1,579,996      0.00
  01010104      BNDES Participacoes S.A. - BNDESPAR    1,475,290,791      8.59   1,475,290,791      3.85
  01010199      Total                                 17,182,209,232    100.00  38,322,699,553    100,00



1 - ITEM       02  - Name of THE holding company/ investor                                           2 - DATE OF CAPITAL COMPOSITION
01010101       Votocel Filmes Flexiveis Ltda                                                         04/30/2004

                                                                             4 -                              COMMON STOCK
1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         NATIONALITY   5 - STATE      6 - QU'TY      7 - %
0101010101       Votorqantim Participacoes S.A.        61.082.582/0001-97      Brazilian      SP          5,018,348    100.00
0101001102       Hejoassu Administracao Ltda           61.194.148/0001-07      Brazilian      SP                  1      0.00
0101010199       Total                                                                                    5,018,349    100.00


Tabgle Continued

1 - ITEM       2 - NAME                               PREFERRED STOCK             TOTAL SHARES
                                                    8 - QU'TY      9 - %      10 - QU'TY     11 - %
0101010101       Votorqantim Participacoes S.A.                                 5,018,348    100.00
0101001102       Hejoassu Administracao Ltda                                            1      0.00
0101010199       Total                                                          5,018,349    100.00



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003



01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------



03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM          02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
0101010101        Votorantim Participacoes S.A.                                                      04/30/2004

                                                                             4 -                           COMMON STOCK
1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   NATIONALITY   5 - STATE    6 - QU'TY      7 - %
010101010101        Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP      4,039,553,777     98.16
010101010102        Jose Ermirio de Moraes Filho-Espolio    039.682.948-15     Brazilian      SP         19,026,623      0.46
010101010103        Antonio Ermirio de Moraes               004.806.578-15     Brazilian      SP         19,026,623      0.46
010101010104        Ermirio Pereira de Moraes               499.217.118-49     Brazilian      RJ         19,026,623      0.46
010101010105        Maria Helena Moraes Scripillitti        174.502.828-52     Brazilian      SP         19,026,623      0.46
010101010199        Total                                                                             4,115,660,269    100.00

Table Continued
                                                                  PREFERRED STOCK             TOTAL SHARES
1 - ITEM          2 - NAME                                      8 - QU'TY      9 - %      10 - QU'TY     11 - %
010101010101        Hejoassu Administracao Ltda                                         4,039,553,777     98.16
010101010102        Jose Ermirio de Moraes Filho-Espolio                                   19,026,623      0.46
010101010103        Antonio Ermirio de Moraes                                              19,026,623      0.46
010101010104        Ermirio Pereira de Moraes                                              19,026,623      0.46
010101010105        Maria Helena Moraes Scripillitti                                       19,026,623      0.46
010101010199        Total                                                               4,115,660,269    100,00



1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                        2 - DATE OF CAPITAL COMPOSITION
0101010103          Hejoassu Administracao Ltda                                                      04/30/2004

                                                                             4 -                             COMMON STOCK
1 - ITEM          2 - NAME                                3 - TAXPAYER NO.   NATIONALITY   5 - STATE      6 - QU'TY      7 - %
010101010301        Jose Ermirio de Moraes Filho - Espolio  039.682.948-15     Brazilian      SP            400,000     25.00
010101010302        AEM Participacoes S.A.                05.062.403/0001-89   Brazilian      SP            400,000     25.00
010101010303        ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP            400,000     25.00
010101010304        MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      RJ            400,000     25.00
010101010399        Total                                                      Brazilian      SP          1,600,000    100.00


Table Continued


                                                                  PREFERRED STOCK             TOTAL SHARES
1 - ITEM          2 - NAME                                      8 - QU'TY      9 - %      10 - QU'TY     11 - %
010101010301        Jose Ermirio de Moraes Filho - Espolio                                    400,000     25.00
010101010302        AEM Participacoes S.A.                                                    400,000     25.00
010101010303        ERMAN Participacoes S.A.                                                  400,000     25.00
010101010304        MRC Participacoes S.A.                                                    400,000     25.00
                                                                                            1,600,000    100.00




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM          02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
010101010302      AEM Participacoes S.A.                                                             04/30/2004

                                                                             4 -                           COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY   5 - STATE    6 - QU'TY      7 - %
01010101030201      Antonio Ermirio de Moraes                                  Brazilian      SP                  1      0.00
01010101030202      Antonio Ermirio de Moras Filho                             Brazilian      SP         76.081.011     11.12
01010101030203      Carlos Ermirio de Moraes                                   Brazilian      SP         76.081.011     11.11
01010101030204      Mario Ermirio de Moraes                                    Brazilian      SP         76.081.011     11.11
01010101030205      Luiz Ermirio de Moraes                                     Brazilian      SP         76.081.011     11.11
01010101030206      Rubens Ermirio de Moraes                                   Brazilian      SP         76.081.011     11.11
01010101030207      Rosa Helena Costa de Moraes Macedo                         Brazilian      SP         76.081.011     11.11
01010101030208      Vera Regina Costa Moraes                                   Brazilian      SP         76.081.011     11.11
01010101030209      Maria Lucia Costa Moraes Menezes                           Brazilian      SP         76.081.011     11.11
01010101030210      Maria Regina Ermirio de Moraes Waib                        Brazilian      SP         76.081.011     11.11
01010101030211      JEMFParticipacoes S.A                 05.062.394/0001-26   Brazilian      SP               0,00      0.00
01010101030212      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00
01010101030213      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00
01010101030299      Total                                                                               684,729,100    100.00


Table Continued


                                                              PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                                8 - QU'TY      9 - %      10 - QU'TY     11 - %
01010101030201      Antonio Ermirio de Moraes                      0,00      0.00               1      0.00
01010101030202      Antonio Ermirio de Moras Filho                 0,00      0.00      76.081.011     11.12
01010101030203      Carlos Ermirio de Moraes                       0,00      0.00      76.081.011     11.11
01010101030204      Mario Ermirio de Moraes                        0,00      0.00      76.081.011     11.11
01010101030205      Luiz Ermirio de Moraes                         0,00      0.00      76.081.011     11.11
01010101030206      Rubens Ermirio de Moraes                       0,00      0.00      76.081.011     11.11
01010101030207      Rosa Helena Costa de Moraes Macedo             0,00      0.00      76.081.011     11.11
01010101030208      Vera Regina Costa Moraes                       0,00      0.00      76.081.011     11.11
01010101030209      Maria Lucia Costa Moraes Menezes               0,00      0.00      76.081.011     11.11
01010101030210      Maria Regina Ermirio de Moraes Waib            0,00      0.00      76.081.011     11.11
01010101030211      JEMFParticipacoes S.A                           300     33.33             300      0.00
01010101030212      ERMAN Participacoes S.A.                        300     33.33             300      0.00
01010101030213      MRC Participacoes S.A.                          300     33.34             300      0.00
01010101030299      Total                                           900    100.00     684,730,000    100.00




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


1 - ITEM          02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
01010101031       JEMF Participacoes S.A.                                                            04/30/2004

                                                                             4 -                             COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY  5 - STATE       6 - QU'TY      7 - %
01010101031101      Jose Ermirio de Moraes Neto                                Brazilian      SP              3,500     33.33
01010101031102      Jose Roberto Ermirio de Moraes                             Brazilian      SP              3,500     33.34
01010101031103      Neide Helena  de Moraes                                    Brazilian      SP              3,500     33.33
01010101031104      AEMParticipacoes S.A                  05.062.403/0001-89   Brazilian      SP               0,00      0.00
01010101031105      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00
01010101031106      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00
01010101031199      Total                                                                                    10,500    100.00

Table Continued

                                                              PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                              8 - QU'TY      9 - %      10 - QU'TY     11 - %
01010101031101      Jose Ermirio de Moraes Neto                                       3,500       33.30
01010101031102      Jose Roberto Ermirio de Moraes                                    3,500       33.30
01010101031103      Neide Helena  de Moraes                                           3,500       33.30
01010101031104      AEMParticipacoes S.A                        4        33.33            4        0.04
01010101031105      ERMAN Participacoes S.A.                    4        33.33            4        0.03
01010101031106      MRC Participacoes S.A.                      4        33.34            4        0.03
01010101031199      Total                                      12       100.00        10,512     100.00



1 - ITEM          02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
010101010303      ERMAN Participacoes S.A.                                                           04/30/2004

                                                                             4 -                             COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY  5 - STATE     6 - QU'TY      7 - %

01010101030301      Ermirio Pereira de Moraes                                  Brazilian      SP         97,818,448     14.29
01010101030302      Ricardo  Ermirio de Moraes                                 Brazilian      SP         97,818,442     14.29
01010101030303      Fabio  Ermirio de Moraes                                   Brazilian      SP         97,818,442     14.29
01010101030304      Marcos Ermirio de Moraes                                                  SP         97,818,442     14.29
01010101030305      Claudio Ermirio de Moraes                                                 SP         97,818,442     14.29
01010101030306      Lucinana de Moraes Ulhoa Rodrigues                                        SP         97,818,442     14.28
01010101030307      Ana Paula de Oliveira Moraes                                              SP         97,818,442     14.28
01010101030308      JEMF Participacoes S.A                05.062.394/0001-26   Brazilian      SP               0,00      0.00
01010101030309      AEM Participacoes S.A                 05.062.403/0001-89   Brazilian      SP               0,00      0.00
01010101030310      MRC Participacoes S.A.                05.062.355/0001-29   Brazilian      SP               0,00      0.00
01010101030399      Total                                                                               684,729,100    100.00

Table Cntinued

                                                              PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                              8 - QU'TY      9 - %      10 - QU'TY     11 - %
01010101030301      Ermirio Pereira de Moraes                    0,00      0.00      97,818,448     14.29
01010101030302      Ricardo  Ermirio de Moraes                   0,00      0.00      97,818,442     14.29
01010101030303      Fabio  Ermirio de Moraes                     0,00      0.00      97,818,442     14.29
01010101030304      Marcos Ermirio de Moraes                     0,00      0.00      97,818,442     14.29
01010101030305      Claudio Ermirio de Moraes                    0,00      0.00      97,818,442     14.29
01010101030306      Lucinana de Moraes Ulhoa Rodrigues           0,00      0.00      97,818,442     14.28
01010101030307      Ana Paula de Oliveira Moraes                 0,00      0.00      97,818,442     14.28
01010101030308      JEMF Participacoes S.A                        300     33.33             300      0.00
01010101030309      AEM Participacoes S.A                         300     33.33             300      0.00
01010101030310      MRC Participacoes S.A.                        300     33.34             300      0.00
01010101030399      Total                                         900    100.00     684,730,000    100.00



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


1 - ITEM          02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
010101010304      MRC Participacoes S.A.                                                             04/30/2004

                                                                             4 -                            COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY    5- STATE   6 - QU'TY      7 - %
01010101030401      Clovis Ermirio de Moraes Scripilliti                       Brazilian      SP        171,182,275     25.00
01010101030402      Carlos Eduardo de Moraes Scripilliti                       Brazilian      SP        171,182,275     25.00
01010101030403      Regina Helena Scripilliti  Veloso                          Brazilian      SP        171,182,275     25.00
01010101030404      Maria Helena de Moraes S. Noschese                         Brazilian      SP        171,182,275     25.00
01010101030405      JEMF Participacoes S.A                05.062.394/0001-26   Brazilian      SP               0,00      0.00
01010101030406      AEM Participacoes S.A                 05.062.403/0001-89   Brazilian      SP               0,00      0.00
01010101030407      ERMAN Participacoes S.A.              05.062.376/0001-44   Brazilian      SP               0,00      0.00
01010101030499      Total                                                                               684,729,100    100.00

Table Continued


                                                              PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                              8 - QU'TY      9 - %      10 - QU'TY     11 - %
01010101030401      Clovis Ermirio de Moraes Scripilliti       0,00      0.00     171,182,275     25.00
01010101030402      Carlos Eduardo de Moraes Scripilliti       0,00      0.00     171,182,275     25.00
01010101030403      Regina Helena Scripilliti  Veloso          0,00      0.00     171,182,275     25.00
01010101030404      Maria Helena de Moraes S. Noschese         0,00      0.00     171,182,275     25.00
01010101030405      JEMF Participacoes S.A                      300     33.33             300      0.00
01010101030406      AEM Participacoes S.A                       300     33.33             300      0.00
01010101030407      ERMAN Participacoes S.A.                    300     33.34             300      0.00
01010101030499      Total                                       900    100.00     684,730,000    100.00



1 - ITEM          02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
01010102          Nova HPI Participacoes Ltda                                                        04/30/2004



                                                                             4 -                             COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY  5 - STATE      6 - QU'TY      7 - %

0101010201          Votorantim participacoes S.A.         61.082.582/0001-97   Brazilian      SP          7,212,408    100.00
0101010202          Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP                  1      0.00
0101010299          Total                                                      Brazilian      SP          7,212,409    100.00


Table Continued


                                                              PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                              8 - QU'TY      9 - %      10 - QU'TY     11 - %
0101010201          Votorantim participacoes S.A.                                   7,212,408        100.00
0101010202          Hejoassu Administracao Ltda                                             1          0.00
0101010299          Total                                                           7,212,409        100.00




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------



03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM          02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
0101010201              Votorantim PArticipacoes S.A.                                                    04/30/2004



                                                                             4 -                             COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY  5 - STATE      6 - QU'TY      7 - %
010101020101        Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP      4,039,553,777     98.16
010101020102        Jose Ermirio de Moraes Filho - Espolio  039.682.948-15     Brazilian      SP         19,026,623      0.46
010101020103        Antonio Ermirio de Moraes               004.806.578-15     Brazilian      SP         19,026,623      0.46
010101020104        Ermirio Pereira de Moraes               499.217.118-49     Brazilian      SP         19,026,623      0.46
010101020105        Maria Helena Moras Scripilliti          174.502.828-52     Brazilian      SP         19,026,623      0.46
010101020199        Total                                                                               4,15,60,269    100.00

Table Continued
                                                              PREFERRED STOCK                TOTAL SHARES
1 - ITEM            2 - NAME                              8 - QU'TY      9 - %      10 - QU'TY       11 - %

010101020101        Hejoassu Administracao Ltda                                   4,039,553,777         98.16
010101020102        Jose Ermirio de Moraes Filho - Espolio                           19,026,623          0.46
010101020103        Antonio Ermirio de Moraes                                        19,026,623          0.46
010101020104        Ermirio Pereira de Moraes                                        19,026,623          0.46
010101020105        Maria Helena Moras Scripilliti                                   19,026,623          0.46
010101020199        Total                                                           4,15,60,269        100.00



1 - ITEM          02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
  02                    Arainvest Participacoes S.A.                                                     04/30/2004

                                                                        4 -                                 COMMON STOCK
1 - ITEM      2 - NAME                         3 - TAXPAYER NO.         NATIONALITY   5 - STATE      6 - QU'TY      7 - %
      0201    Joseph Yacoub Safra              006.062.278-49           Brazilian          SP            39,999       49.99
      0202    Moise Yacoub Safra               006.062.198-20           Brazilian          SP            39,999       49.99
      0203    Others                                  -                     -              -                  2        0.02
      0299    Total                                                                                      80,000      100.00


Table Continued

                                                  PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                  8 - QU'TY      9 - %      10 - QU'TY     11 - %
      0201    Joseph Yacoub Safra                9,996      49.98           49,995     49.99
      0202    Moise Yacoub Safra                 9,996      49.98           49,995     49.99
      0203    Others                                 8       0.04               10      0.02
      0299    Total                             20,000     100.00          100,000    100.00




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------



03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL


1 - ITEM                02  - Name of THE holding company/ investor                                  2 - DATE OF CAPITAL COMPOSITION
  03                    Arapar S.A.                                                                      04/30/2004



                                                                       4 -                                   COMMON STOCK
1 - ITEM       2 - NAME                     3 - TAXPAYER NO.          NATIONALITY      5 - STATE       6 - QU'TY        7 - %
  0301         Lorenpar S.A.                29.302.148/0001-62        Brazilian            RJ            747,051,991       80.00
  0302         ESL Empreendimentos          06.088.097/0001-12        Brazilian            RJ            186,762,998       20.00
  0399         Total                                                                                     933,814,989      100.00

Table Continued


                                                  PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                  8 - QU'TY      9 - %      10 - QU'TY     11 - %
  0301         Lorenpar S.A.                         -           -     747,051,991      80.00
  0302         ESL Empreendimentos                   -           -     186,762,998      20.00
  0399         Total                                 -           -     933,814,989     100.00



1 - ITEM      02  - Name of THE holding company/ investor                                            2 - DATE OF CAPITAL COMPOSITION
0301          Lorenpar S.A.                                                                          04302004


                                                                                4 -                           COMMON STOCK
1 - ITEM            2 - NAME                           3 - TAXPAYER NO.         NATIONALITY    5 - STATE   6 - QU'TY      7 - %

  030101        Fort James International Holdings Ltd.          -               American         -          20,292,993      2.72
  030102        Vitoria Participacoes S.A.             68.622.505/0001-21       Brazilian        RJ         70,087,746      9.40
  030103        Lorentzen Empreendimentos S.A.         33.107.533/0001-26       Brazilian        RJ        498,297,043     66.84
  030104        Others                                          -                   -            -          26,002,496      3.49
  030105        ESL Empreendimentos                    06.088.097/0001-12       Brazilian        RJ        130,802,258     17.55
  030199        Total                                                                                      745,482,536    100.00

Table Continued


                                                                   PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                                    8 - QU'TY      9 - %      10 - QU'TY     11 - %
  030101        Fort James International Holdings Ltd.           38,655,960      5.18      58,948,953        3.95
  030102        Vitoria Participacoes S.A.                       70,087,746      9.40     140,175,492        9.40
  030103        Lorentzen Empreendimentos S.A.                  335,068,563     44.95     833,365,606       55.89
  030104        Others                                           52,506,089      7.05      78,508,585        5.28
  030105        ESL Empreendimentos                             249,164,178     33.42     379,966,436       25.48
  030199        Total                                           745,482,536    100.00   1,490,965,072      100.00





FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


1 - ITEM      02  - Name of THE holding company/ investor                                            2 - DATE OF CAPITAL COMPOSITION
030101        Fort James International Holdings Ltd                                                  04/30/2004


                                                                             4 -                             COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY  5 - STATE      6 - QU'TY      7 - %
   03010101     Fort James Corporation                        -              American         -            1,000          88.81
   03010102     Fort James Operating Company                  -              American         -              126          11.19
   03010199     Total                                                                                      1,126         100,00


Table Continued


                                                                   PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                                    8 - QU'TY      9 - %      10 - QU'TY     11 - %
   03010101     Fort James Corporation                              -          -             1,000      88.81
   03010102     Fort James Operating Company                        -          -               126      11.19
   03010199     Total                                               -          -             1,126     100,00



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM      02  - Name of THE holding company/ investor                                            2 - DATE OF CAPITAL COMPOSITION
030102        Vitoria Participacoes S.A.                                                                 04/30/2004


                                                                             4 -                             COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY  5 - STATE     6 - QU'TY      7 - %
   03010201   DnB Invest Holdings A/S                                        Norwegian                  188,644,371     99.99
   03010202   Outros                                                                                          5,000      0.01
   03010299   Total                                                                                     188,649,371    100,00


Table Continued

                                                                   PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                                    8 - QU'TY      9 - %      10 - QU'TY     11 - %
   03010201   DnB Invest Holdings A/S                                                     188,644,371      99.99
   03010202   Outros                                                                            5,000       0.01
   03010299   Total                                                      -       -        188,649,371     100,00


1 - ITEM       02  - Name of THE holding company/ investor                                           2 - DATE OF CAPITAL COMPOSITION
03010201       DnB Invest Holdings A/S                                                               04/30/2004


                                                                             4 -                             COMMON STOCK
1 - ITEM            2 - NAME                              3 - TAXPAYER NO.   NATIONALITY  5 - STATE     6 - QU'TY      7 - %
   03010201   Den Norske Bank ASA                                            Norwegian                      200,000    100.00
   03010299   Total                                                                                         200,000    100.00


Table Continued

                                                             PREFERRED STOCK             TOTAL SHARES
1 - ITEM            2 - NAME                              8 - QU'TY      9 - %      10 - QU'TY     11 - %
   03010201   Den Norske Bank ASA                                                      200,000     100.00
   03010299   Total                                                                    200,000     100.00


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM      02  - Name of THE holding company/ investor                               2 - DATE OF CAPITAL COMPOSITION
030103         Lorentzen Empreendimentos S.A.                                           04/30/2004


1 - ITEM      2 - NAME                              3 - TAXPAYER NO./CPF    4 - NATIONALITY   5 - STATE         6 - COMMON STOCK
                                                                                                                6 - QU'TY      7 - %
   03010301   Norbrasa Empreendimentos S.A.            30.927.925/0001-43         Brazilian       RJ            39,069,001     42.57
   03010302   Oivind Harald Lorentzen                      691.392.537-91    North-American        -            9,674,206     10.54
   03010303   Vertex Participacoes S.A.                31.135.387/0001-17         Brazilian       RJ            14,785,714     16.11
   03010304   Brasvest Holding S.A.                                     -       Luxemburger        -            4,921,097      5.36
   03010305   Den Norske Bank                                           -         Norwegian        -            0,00            0.00
   03010306   Per Arne Estate                                           -    North-American        -            2,506,222      2,73
   03010307   Others                                                    -                 -        -            3,837,843      4,19
   03010308   Erling Sven Lorentzen                        021.948.307-82         Norwegian        -            7,807,917      8.50
   03010309   Nebra Participacoes Ltdaq                04.418.550/0001-86         Brazilian       SP            9,178,630     10.00
   03010399   Total                                                                                             91,780,630    100.00

Table Continued


1 - ITEM      2 - NAME                      7 - PREFERRED STOCK       8 - TOTAL SHARES
                                              8 - QU'TY      9 - %      10 - QU'TY     %
   03010301   Norbrasa Empreendimentos S.A.       0,00       0.00     39,069,001      16.56
   03010302   Oivind Harald Lorentzen       4.461,078       3.09     14,135,284       5,99
   03010303   Vertex Participacoes S.A.     20,843,598      14.46     35,629,312      15.10
   03010304   Brasvest Holding S.A.         4,702,697      17.13     29,623,794      12.56
   03010305   Den Norske Bank               47.813,984      33.17     47.813,984      20.26
   03010306   Per Arne Estate               6,612,193      11,52     19,118,415       8,10
   03010307   Others                        6,003,911      18,04     29,841,754      12,65
   03010308   Erling Sven Lorentzen              0,00       0.00      7,807,917       3.31
   03010309   Nebra Participacoes Ltdaq     3,732,352       2.59     12,910,982       5.47
   03010399   Total                         44,169,813     100.00    235,950,443     100.00



1 - ITEM         02  - Name of THE holding company/ investor                                 2 - DATE OF CAPITAL COMPOSITION
03010301         Norbrasa Empreendimentos S.A.                                               04/30/2004

                                                                                             5 - COMMON STOCK
1 - ITEM        2 - NAME                   2 - TAXPAYER NO.   3 - NATIONALITY  4 - STATE     6 - QU'TY     7 - %
   0301030101   Erling Sven Lorentzen     021.948.307-82           Norwegian          -      72,317,677    97,24
   0301030103   Other                                                    -                    2,055,210     2,76
   0301030199   Total                                                                        74,372,887   100.00


Table Continued

1 - ITEM        2 - NAME                PREFERRED STOCK                     TOTAL SHARES
   0301030101   Erling Sven Lorentzen   8 - QU'TY         9 - %         10 - QU'TY     %
   0301030103   Other                        -           -              72,317,677      97,24
   0301030199   Total                        -           -               2,055,210       2,76
                                             -           -              74,372,887     100.00


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM         02  - Name of THE holding company/ investor                               2 - DATE OF CAPITAL COMPOSITION
03010304         Vertex Participacoes S.A.                                                 04/30/2004


1 - ITEM        2 - NAME                      2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                     6 - QU'TY          7 - %

   0301030401   DnB Invest Holdings A/S                                      Norwegian          -       188,644,371      99.99
   0301030402   Outros                                                                                        5,000       0.01
   0301030499   Total                                                                                   188,649,371     100.00


Table Continue

1 - ITEM        2 - NAME                      6 - PREFERRED STOCK      7 - TOTAL SHARES
                                              8 - QU'TY      9 - %     10 - QU'TY     %

   0301030401   DnB Invest Holdings A/S               -         -    188,644,371      99.99
   0301030402   Outros                                -         -          5,000       0.01
   0301030499   Total                                 -         -    188,649,371     100.00



1 - ITEM         02  - Name of THE holding company/ investor                               2 - DATE OF CAPITAL COMPOSITION
03010305         Bravest Holding S.A.                                                      04/30/2004


1 - ITEM        2 - NAME                      2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                     6 - QU'TY          7 - %

   0301030501   Harald Ragnar Lie                                         Norwegian             -      1,230,275      25.00
   0301030502   Ole Ragnar Lie                                            Norwegian                    1,230,275      25.00
   0301030503   Einar Ragnar Lie                                          Norwegian                    1,230,274      25.00
   0301030504   Oivind Ragnar Lie                                         Norwegian                    1,230,274      25.00
   0301030599   Total                                                                                  4,921,098     100.00


Table Continued

1 - ITEM        2 - NAME                      6 - PREFERRED STOCK      7 - TOTAL SHARES
                                              8 - QU'TY      9 - %     10 - QU'TY     %

   0301030501   Harald Ragnar Lie              6,175,674     25.00      7,405,949      25.00
   0301030502   Ole Ragnar Lie                 6,175,674     25.00      7,405,949      25.00
   0301030503   Einar Ragnar Lie               6,175,674     25.00      7,405,948      25.00
   0301030504   Oivind Ragnar Lie              6,175,674     25.00      7,405,948      25.00
   0301030599   Total                         24,702,696    100.00     29,623,794     100.00


1 - ITEM        02  - Name of THE holding company/ investor                             2 - DATE OF CAPITAL COMPOSITION
03010311        Nebra Participacoes Ltda                                                04/30/2004

1 - ITEM        2 - NAME                      2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                     6 - QU'TY           7 - %

   0301031101   New Era Development Co. Ltd                                         Bermudas       -     10,586,189      99.99
   0301031102   Outros                                                                                          100       0.01
   0301031199   Total                                                                                    10,586,289     100.00


Table Continued


1 - ITEM        2 - NAME                      6 - PREFERRED STOCK      7 - TOTAL SHARES
                                              8 - QU'TY      9 - %     10 - QU'TY     %

   0301031101   New Era Development Co. Ltd           -         -     10,586,189      99.99
   0301031102   Outros                                -         -            100       0.01
   0301031199   Total                                 -         -     10,586,289     100.00


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM         02  - Name of THE holding company/ investor                            2 - DATE OF CAPITAL COMPOSITION
030105           ESL  Empreendimentos S.A.                                              04/30/2004

1 - ITEM         2 - NAME                     2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                     6 - QU'TY          7 - %

03010501         Nobrasa Empreendimentos S.A..                  -          Brazilian            RJ     25,500,000      51.00
03010502         Sao Teofilo Repres.                                       Brazilian            RJ     24,500,000      49.00
                 Participacoes Ltda
03010599         Total                                                                                   50,000,000     100.00


Table Continued


1 - ITEM         2 - NAME                       6 - PREFERRED STOCK      7 - TOTAL SHARES
                                                8 - QU'TY      9 - %     10 - QU'TY     %


03010501         Nobrasa Empreendimentos S.A..  20,300,000     40.60     45,800,000      45.80
03010502         Sao Teofilo Repres.            29,700,000     59.40     54,200,000      54.20
                 Participacoes Ltda
03010599         Total                          50,000,000   100.000    100,000,000     100.00



1 - ITEM      02  - Name of THE holding company/ investor                               2 - DATE OF CAPITAL COMPOSITION
04            BNDES Participacoes S.A.                                                  04/30/2004

1 - ITEM      2 - NAME                        2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                     6 - QU'TY          7 - %
       0401   Banco Nac. Desenvol. Econ. Social -                         Brazilian          DF              1          100.00
              BNDES
       0499   Total                                                                                          1          100.00


Table Continued


1 - ITEM      2 - NAME                                  6 - PREFERRED STOCK      7 - TOTAL SHARES
                                                        8 - QU'TY      9 - %     10 - QU'TY     %

       0401   Banco Nac. Desenvol. Econ. Social -               -         -              1     100.00
              BNDES
       0499   Total                                             -         -              1     100.00



1 - ITEM      02  - Name of THE holding company/ investor                               2 - DATE OF CAPITAL COMPOSITION
0401          Banco Nac. Desenvol. Econ. Social - BNDES                                 04/30/2004

1 - ITEM      2 - NAME                        2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                     6 - QU'TY         7 - %

     040101   Uniao Federal                                               Brazilian      DF          6,273,711,452    100.00
     040199   Total                                                                                  6,273,711,452    100.00


Table Continued


1 - ITEM      2 - NAME                        6 - PREFERRED STOCK       7 - TOTAL SHARES
                                              8 - QU'TY       9 - %     10 - QU'TY           %

     040101   Uniao Federal                          -         -        6,273,711,452     100.00
     040199   Total                                  -         -        6,273,711,452     100.00


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

04.01 - BREAKDOWN OF THE PAID IN CAPITAL


1 - DATE OF LAST CHANGE :   04/30/1997

2 -ITEM    3 - TYPE OF SHARE               5 - PAR VALUE      6 - NUMBER OF    7 - SUBSCRIBED   8 - PAID-UP
                                                              SHARES (000)        (R$ `000)      (R$ `000)

01         Commom - Nominative Stock      NONE                        455,391          817,899       817,899

03         Class A Preferred -            NONE                        539,079           68,402        68,402
           Nominative Stock

04         Class B Preferred -            NONE                         38,084          968,206       968,206
           Nominative Stock

99         Total                                                    1,032,554        1,854,507     1,854,507


04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

  1 -ITEM       2 - DATE        3 - PAID-IN CAPITAL                CHANGES IN THE PAID-IN CAPITAL
                                     (R$ 000)             4 - AMOUNT (R$ 000)             6 - NOTES
01           04/30/1997                      1,854,507                       489       CAPITAL RESERVES


04.04 - AUTHORIZED CAPITAL

          1 - NUMBER OF SHARES (000)                     2 - AMOUNT (R$ `000)                 2 - DATE
                  1,077,920                                   2,450,000                       04/30/1997


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
05.01 - TREASURY STOCK


  1 - ITEM         2 - TYPE          3 - CLSS    3- MEETING    4 - ACQUIS'N         6 - TO BE           7 - AMOUNT TO BE
                                                               PERIOD               BUY-BACK (000)           DISBURSED (R$ 000)


  01               COMMON                        10/17/2002    01/17/2003           1.115.933                      0

  02               PREFERRED         A           10/17/2002    01/17/2003             259.216                      0

  03               PREFERRED         B           10/17/2002    01/17/2003           43.197.491                      0


Table Continued


  1 - ITEM         2 - TYPE          8 - N(0).  ALREADY        9- AMOUNT
                                     BOUGHT-BACK (000)          ALREADY
                                                                DISBURSED (R$ 000)

  01               COMMON                   0                       0

  02               PREFERRED                0                       0

  03               PREFERRED          1.374.00               7.942.859


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM      2 - TYPE       APPROVAL OF DISTRIBUTION    5 - END OF       6 - NET PROFIT    7 - AMOUNT PER     8 - TYPE  OF SHARE
                            3 - MEETING  4 - DATE       FISCAL YEAR          (R$ 000)          SHARE (R$)

01           DIVIDENDS      AGO / E        04/30/2002     12/31/2001              199,440       0,1651698383  COMMON
02           DIVIDENDS      AGO / E        04/30/2002     12/31/2001              199,440       0,1816868221  PREFERRED
03           DIVIDENDS      AGO / E        04/30/2002     12/31/2001              199,440       0,1816868221  PREFERRED
04           DIVIDENDS      AGO / E        04/29/2003     12/31/2002               60,516       0,2894486463  COMMON
05           DIVIDENDS      AGO / E        04/29/2003     12/31/2002               60,516       0,3183935110  PREFERRED
06           DIVIDENDS      AGO / E        04/29/2003     12/31/2002               60,516       0,3183935110  PREFERRED
07           DIVIDENDS      AGO / E        04/29/2004     12/31/2003              878,434       0,3307997904  COMMON
08           DIVIDENDS      AGO / E        04/29/2004     12/31/2003              878,434       0,3638797694  PREFERRED
09           DIVIDENDS      AGO / E        04/29/2004     12/31/2003              878,434       0,3638797694  PREFERRED


Table Continued


1 -ITEM      2 - TYPE       9 - CLASS    10 - AMOUNT           11 - BEGINNING  OF
                                              TOTAL (R$ 000)        THE PAYMENT

01           DIVIDENDS                            75,137       05/13/2002
02           DIVIDENDS         A                   7,348       05/13/2002
03           DIVIDENDS         B                  97,515       05/13/2002
04           DIVIDENDS                           131,672       05/15/2003
05           DIVIDENDS         A                  12,839       05/15/2003
06           DIVIDENDS         B                 170,489       05/15/2003
07           DIVIDENDS                           150,483       05/14/2004
08           DIVIDENDS         A                  13,861       05/14/2004
09           DIVIDENDS         B                 195,656       05/14/2004


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

06.03 - STATUTORY DISPOSITION OF CAPITAL

1 - ITEM   2 -          3 -      4 -        5 - CONVERTIBLE     6 - CONVERTS IN        7 -      8 -      9 - PRIORITY    10 -
           TYPE         SHARE    CAPITAL                                             VOTING     TAG      IN THE           PREMIUM
           OF SHARE     CLASS         %                                              RIGHTs    ALONG    REFUND OF
                                                                                     CAPITAL     %      CAPITAL

01         PA            A          3.69            YES                PNB            NO                  YES               NO


02         PB            B         52.21             NO                               NO                  YES               NO

03         CN                      44.10             NO                FULL           NO                   NO               NO


Table Continued


1 - ITEM   2 -              11 - TYPE OF       12 -        13 - R$/      14 -           15 -        16 - MADE
           TYPE                  DIVIDEND      DIVIDEND    SHARE          CUMULATIVE     PRIORITY    CALCULATIONS
           OF SHARE                                                                                   ON


01         PA                10% HIGH CN                                       NO             YES         SHARE
                                                                                                          CAPITAL

02         PB                10% HIGH CN                                       NO             NO          NET PROFIT

03         CN                                                                  NO             NO          NET PROFIT


06.04 - STATUTORY CHANGE

1 - LAST STATUTORY CHANGE                            2 - OBLIGATORY DIVIDEND (% Profit)
                    04/29/2004                                               25,00


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS


1 - OFFICER SHARING PROFIT                2 - COMPANSATION OF OFFICERS    (R$ `000)             3 - PERIOD
NO                                                                8,050                         Year


07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS

1 - ITEM     2 - PARTICIPATIONS & CONTRIBUITIONS     3 - LAST FISCALYEAR        4 - PRECEDING FISCAL       5 - SECOND PRECEDONG
                                                         ENDED R$'000)              YEAR ENDED                 FISCAL YEAR
                                                        12/31/2003                      (R$ '000)              ENDED (R$ '000)
01           PARTICIPATIONS -DEBENTURISTS

02           PARTICIPATIONS - EMPLOYEES

03           PARTICIPATIONS - MANAGEMENT

04           PARTICIPATIONS - OTHER

05           CONTRIBUTIONS  -  ASSISTANCE FUND

06           CONTRIBUTIONS  -  PENSION FUND                      3,195                       2,902                       2,302

07           OTHER - CONTRIBUTIONS

08           NET PROFIT FOR THE YEAR                           878,433                      60,516                      199,440

09           NET LOSS FOR THE YEAR



07.03 - PARTICIPATIONS IN THE SUBSIDIARIES


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


1 - ITEM   2 - COMPANY NAME SUBSIDIARIES      3 - TAxpayer No.    4 - CLASSIFICATION   5 - INTEREST    6 - CONTROLLING
                                                                                        IN             STOCKHOLDERS'
                                                                                        SUBSIDIARIES    EQUITY %
                                                                                        CAPITAL - %

01         ARACRUZ TRADING S.A                                     OPEN CONTROLLED         100.00         16.26

02         ARACRUZ CELULOSE (USA) INC.                             OPEN CONTROLLED         100.00          0.45

03         MUCURI AGROFLORESTAL S.A           28.163.251/0001-06   OPEN CONTROLLED         100.00          2.50

04         PORTOCEL TERMINAL ESPECIALIZADO    28.497.394/0001-54   OPEN CONTROLLED          51.00          0.03
            DE BARRA DO RIACHO

05         ARACRUZ PRODUTOS DE MADEIRA S.A.   01.739.871/0001-94   OPEN CONTROLLED         100.00          2.28

06         VERACEL CELULOSE S.A.              40.551.996/0002-29   OPEN CONTROLLED          50.00         15.78

07         RIOCELL S.A.                       05.148712/0001-76   OPEN CONTROLLED          100.00         60.23


Table Continued


1 - ITEM   2 - COMPANY NAME SUBSIDIARIES      7 - TYPE OF COMPANY

01         ARACRUZ TRADING S.A                COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

02         ARACRUZ CELULOSE (USA) INC.        COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

03         MUCURI AGROFLORESTAL S.A           COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

04         PORTOCEL TERMINAL ESPECIALIZADO    COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
            DE BARRA DO RIACHO

05         ARACRUZ PRODUTOS DE MADEIRA S.A.   COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

06         VERACEL CELULOSE S.A.              COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

07         RIOCELL S.A.                       COMPANY COMMERCIAL, INDUSTRIAL AND OTHER


08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

ANYTHING TO INFORM


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp. The company is responsible for 30% of the global supply of the product, used to manufacture high value added goods such as tissue, printing and writing, and specialty papers.

Aracruz's forestry operations are situated in the states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul. They involve some 242,000 hectares of eucalyptus plantations, intermingled with 121,000 hectares of company-owned native forest reserves, which are of fundamental importance for ensuring the balance of the ecosystem.

The company runs a Forestry Partners Program that involves approximately 53,000 hectares contracted in partnership with approximately 2,600 local farmers in the states of Espirito Santo, Bahia and Minas Gerais. In Rio Grande do Sul, nearly 7,000 additional hectares of plantations are run in association with third parties.

Aracruz's production of pulp, totaling 2,4 million tons a year, is distributed between two pulp making units: Barra do Riacho, in Espirito Santo, and Guaiba, in Rio Grande do Sul.

In Espirito Santo, Aracruz operates a pulp making complex that is fully integrated with company-owned eucalyptus plantations and a specialized private port, Portocel, through which over 80 percent of Aracruz's pulp production is exported. The Barra do Riacho mill contains three production units with total capacity of two million tons a year of pulp. The industrial complex includes three recovery boilers; three continuous digesters; five bleaching and drying lines, and facilities for chemicals recovery, water treatment and electricity generation through biomass. Environmental control is ensured through modern systems that treat all solid, liquid and gaseous wastes.

At the Guaiba mill (formerly Riocell), located in the municipality of Guaiba
(RS), Aracruz operates a high-tech mill, which is also equipped with advanced environmental protection resources, with the capacity to produce 390,000 tons annually of bleached eucalyptus pulp.

A third unit -- Veracel Celulose -- is being built in the municipality of Eunapolis, in the south of Bahia, in partnership with Stora Enso (both partners owning a 50% stake ). With startup of operations scheduled for 2005, Veracel will have the capacity to produce 900,000 tons a year of bleached eucalyptus pulp.

Another of the group's companies, Aracruz Produtos de Madeira -- which operates a high technology sawmill in southern Bahia -- supplies top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad.

Aracruz's commitment to sustainable development is reflected both in the company's management of its eucalyptus plantations and in its preservation of natural ecosystems. Strict environmental practices at the company's pulp mill are also subject to a process of continuous improvement.

The company's standards of social responsibility are reflected in, among other aspects, a significant program of social contributions to neighboring communities in the regions in which Aracruz operates.

Four major shareholders control the company's voting shares: the Lorentzen, Safra and Votorantim groups (each owning 28 per cent of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5 per cent). Aracruz's preferred shares, which constitute over 50 percent of the company's total outstanding shares, are traded on the Sao Paulo, New York and Madrid stock exchanges.

--------------------------------------------------------------------------------
09.02 - MARKET OVERVIEW
--------------------------------------------------------------------------------

Diverse factors influenced the world pulp market in 2003.

In the first half of the year, despite modest global economic growth and relative stability in the worldwide demand for paper, the price of market pulp benefited from supply restrictions and record demand from the Asian market. Climate changes in the northern hemisphere that limited pulp production and the depreciation of the dollar against the main world currencies contributed to increases in the price of eucalyptus pulp, which rose to US$ 540/t (CIF Europe) in the second quarter. In the second half, although the demand for pulp in the Asian market reached record levels, the reduction of inventories held by paper producers led to declining pulp prices, leveling off at US$ 510/t (CIF Europe).

Despite the adverse environment, Aracruz's pulp sales, including those by the Guaiba Unit, passed the two million ton mark. The total volume of sales hit a record 2,149,000 tons, representing an increase of 36 percent on the year.

The expectation of an improvement in the global economy, a moderate increase in supply and the reduced level of pulp inventories held by consumers point to a favorable eucalyptus pulp price scenario in 2004.


  DESCRIPTION                                             2001                 2002                 2003

  INVENTORY EVOLUTION (000 t)

  Aracruz Celulose S.A. - Consolidated                        95                  166                 273

  World Invetory                                             622                  637                 877
  PRICES EVOLUTION (us$ FOB/t)

  Aracruz Celulose S.A. - Parent Company                     385                  338                 445

  Aracruz Celulose S.A. - Consolidated                       438                  423                 452

  SALES EVOLUTION (000  t)

  Aracruz Celulose S.A. - Parent Company                   1,312                1,632               2,017

  Aracruz Celulose S.A. - Consolidated                     1,301                1,585               2,149



  10.01 - PRODUCTS AND SERVICES OFFERED

  ------------- --------------------------------------------------------------- -------------------------------
  1 - ITEM      2 - MAIN PRODUCTS AND/OR SERVICES OFFERED                       3 - NET REVENUES
  ------------- --------------------------------------------------------------- -------------------------------
        01         Bleached Eucalyptus Pulp                                        100.00%


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

10.02 - RAW MATERIALS AND SUPPLIERS


ITEM    1 - RAW MATERIAL  IMPORTS             AVAILABLE                           SUPPLIER
                          2 -   3 - AMOUNT    4 -        5 -        6 - NAME    7 -      8 - % SUPPLIED
                          Y/N     (R$ 000)    DOMESTIC   FOREIGN                TYPE
                                              MARKET     MARKET
------------------------------------------------------------------------------------------------------------------

  01     WOOD              N                   Y         Y      VERACEL CELULOSE  S.A.        5            24,76
         (EUCALYPTUS)

  02     WOOD              N                   Y         Y      OWN PRODUCTION                5             8,46
         (EUCALYPTUS)

  03     SODIUM CHLORATE   N                   Y         Y      NEXEM QUIMICA BRASIL LTDA     0             7,08
  04     FUEL OIL          N                   Y         Y      PETROBRAS DISTRIBUIDORA S.A.  0             4,19
  05     NATURAL GAS       N                   Y         Y      PETROBRAS DISTRIBUIDORA S.A.  0             3.72
  06     HYDROGEN          N                   Y         Y      BRAGUSSA PRODUTOS QUIMICOS    0             1,85
         PEROXIDE

  07     BALING WIRE       N                   Y         Y      BMBA - BELGO MINEIRA BEKAERT  0             1,16
                                                                ARAMES S/A
  08     WOOD              N                   Y         Y      RIOCELL S.A.                  5             0.82
         (EUCALYPTUS)

  09     WOOD              N                   Y         Y      CIA VALE DO RIO DOCE S.A.     0             0.75
         (EUCALYPTUS)

  09     HYDROGEN          N                   Y         Y      PEROXIDOS DO BRASIL LTDA      0             0.63
         PEROXIDE

SUPPLIER TYPE:  0 = NOT RELATED PARTY
                5 = COMPANY OWNED  BY THE  MAJOR  SHAREHOLDER


-----------------------------------------------------------------------------------------------
10.03 - MAIN CUSTOMERS BY PRODUCTS

-----------------------------------------------------------------------------------------------

1 - ITEM    2 - ITEM        3 - PRODUCT / CLIENT                   4 - NET REVENUES

001                         Bleached eucaliptus pulp

001         002             Aracruz Trading S.A.                   98.00%




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

11.01 -  PRODUCTION PROCESS

Aracruz has the capacity to produce various types of bleached eucalyptus pulp, such as: Standard Pulp; ECF (Elementary Chlorine-free) Pulp; TCF (Total Chlorine-free) Pulp; ACF ( Aracruz Chlorine-free); and High Brightness Bleached Pulp (photo-pulp). These types of pulp are used internationally for the manufacture of high-grade papers. The Aracruz plant incorporates modern technology and top-level staff; in 2003 it produced 2.031.340 tonnes dry weight, in complete compliance with the quality requirements of the domestic and international markets.

TIMBER HANDLING

Timber is prepared in four main lines with the following equipment:

-  3  log cranes for receipt and process input;

-  8  log decks intakes;

-  4  de-barkers;

-  8  chippers that cut logs into wood-chips for cooking;

-  8  chip screens for grading wood-chips;

-  4  bark chippers for the bio-mass boiler.

Chips that pass the screening process are carried on conveyor belts to the open-air wood-chip bins that feed the two continuous digestors. Rejects are mixed with chopped bark and taken to the bio-mass bins that fuel the two power boilers.

PULP LINES

Wood-chips from the bins are fed into the two (Kvaerners) continuous digestors where they are cooked under pre-set conditions of retention time, temperature, pressure and alkalis concentration. The resulting pulp runs through the first washing stage at the bottom of the digestor. Each digestor discharges its pulp into two parallel lines, leading to the atmospheric diffusors that form the second washing stage.

The unbleached pulp is then purified by pressurized screens that separate out undercooked/reject chips. The product from these screens is then passed through a third washing stage that consists of one washer-filter per line in the "A" Plant and two washer-filters per line in the "B" Plant, in series. Rejects are run through a refiner and screens, and are then recycled back to the start of the screening process.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
11.01 -  PRODUCTION PROCESS
-------------------------------------------------------------------------------------------------------------

After passing through the washer-filters, the pulp is sent to the oxygen reactors for pre-removal of the lignine with oxygen. It then goes through two washer-presses per line, before storage in the stock silos.

The bleaching process has four identical parallel lines, each with five stages:

Stage 1 - C/D (Chlorine and Chlorine Dioxide) to standard pulp; D
              (Chlorine Dioxide) to ECF (Elemental Chlorine Free)
Stage 2 - EOP (Oxygen Extraction)
Stage 3 - D1 (Chlorine Dioxide)
Stage 4 - E2 (Alkaline Extraction)
Stage 5 - D2 (Chlorine Dioxide)

Note: TCF process uses Hydrogen Peroxide instead of Chlorine Dioxide. ACF process uses Hydrogen Peroxide and Chlorine Dioxide.
        The Company has flexbillity to change the sequence above due to the requeiraments of differebt products.

After bleaching, the pulp is stocked in four high density storage towers, and is then fed into the bleached pulp purification system. The sheet of pulp is formed by four Voith de-watering machines, each with an input chamber, a flat surface and a triple-press pressing section. After pressing, the sheet is run through four Flakt driers, emerging with a dry weight of 90%. The sheet - 6 meters across - is then cut into nine sheets measuring 66.7 centimeters x 92 centimeters and packed into bales weighting 250 kilograms each. Finally, the pulp is packaged by five semi-automatic Sunds lines and wired in packs of 2,000 kilograms each. These are sent to the warehouse for shipping.

ENERGY RECYCLING SYSTEM

The liquor from the cooking and washing processes containing organic (wood) and inorganic (cooking process chemical products) solids is pumped to the recycling system. This consists of:

- Three black liquor evaporation lines and concentration units that increase the concentration of solids in this liquid from 15.5% to 65%, making it combustible and aftewards 75%;

- Three recovery boilers that burn off the concentrated black liquor and retrieve the chemical products in it, producing steam through combustion of the organic solids;

- Three caustifiers of the green liquor from the recovery boilers, through reaction with calcium oxide, turning this into white liquor which is used in the cooking process in the digestors;

- Two limes kiln that burn the lime mud produced in the caustification system, turning this into calcium oxide, which is reused in the caustification of the green liquor, and treatment gases originated of the odor system.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003


01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


11.01 -  PRODUCTION PROCESS

Steam is produced by the Three recovery boilers that burn off the concentrated black liquor, as well as the two power boilers that burn bio-mass and fuel oil; these are supplementary and are used only when the main units are out of operation or starting up.

The steam is generated at high pressure, thus allowing direct production of electric power by using it to run four turbo-generators before being channeled into the process. The fifth turbo-generator, is for the condensation of the steam that exceeds the process demand.

CHEMICAL AND ELECTROCHEMICA PLANTS

As part of the strategy to focus attention on core activities, during the year the company negotiated and sold its electrochemical plant to CXY Chemicals of Canada. A long term supply contract with the new owners of the plant was also signed, guaranteeing the supply of the necesary chemicals at very competitive prices over the next 25 years. This sales had two objectives: (i) monetization of a non-core asset, freeing-up cash for strategic investments; and (ii) transfer of the operational risk of running the plant to a specialized producer with deep know-how in this process.

INSURANCE

The "A" Plant in the Aracruz Industrial Complex has been in operation for 22 years. Depreciation on the new "B" Plant began in March 1991. The Company has a fire insurance policy covering its installations, machinery, equipment, tanks, forests and inventory. It is also insured against loss of profits, breakdown of machinery and engineering risks.

The production process does not have high-risk areas that could halt activities, due to efficient computerized controls in the Industrial Plant. Aracruz performes one scheduled general shut-downs for maintenance for each plant, lasting eight and ten days respectively.

                                      * * *


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


11.02 -  COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

The Aracruz` pulp commercialization is made through own offices in Switzerland (sales for Europe), in the United States (to whole North America, Asia and middle East) and in Rio de Janeiro for Brazil and Latin America. The sales to the Asian market are made also through defined agents by the company.

The distribution is made through contracted shipping companies to transport the merchandise from the own port of the company (Portocel) until terminals agreed with the customers. Trucks are used in Brazil for pulp delivery in the customers` factories. The export process also counts with product sales from Aracruz Celulose to Aracruz Trading and Aracruz Inc. who in fact bills in the exterior almost totality of the sales.

98% of the sales are for export. In 2003 the market participation was: 38% to Europe, 36% to North America, 23% to Asia, 2% to Brazil and 1% to the rest of Latin America. The main customers of the company are producers of high quality papers, non integrated, as sanitary papers, printing and writing and specialties.

                                      * * *


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

11.03 -  MAIN PULP PRODUCTERS


COMPANY                                COUNTRY                               PRODUCTION                 COST
                                                                              Ton / Year              US$ / Ton

Aracruz Celulose S.A.                  Brazil                                   2,400,000                229
APRIL                                  Indonesia                                1,720,000                179
ENCE                                   Spain                                    1,030,000                349
CENIBRA                                Brazil                                     860,000                150
VCP                                    Brazil                                     810,000                150
Parsons & Whitemore                    USA / Canada                               715,000                315
International Paper                    USA                                        635,000                314
Alberta Pacific                        Canada                                     540,000                315


Source: Outlook for Market Pulp (Hawkins wrigth - December / 2003).


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

13.01 - MAIN PROPERTIES
------------------------------------------------------------------------------------------------------------


 1 - ITEM  2 - TYPE         3 - ADDRESS              4 - CITY          5 - STATE 6 - TOTAL    7 - BUILDING   8 - AGE    9 -
                                                                                   AREA         AREA (000    (YEARS)    INSURANCE
                                                                                (000  M2)            HA)

    01    Industrial Plant  Rod. Barra do Riacho     Aracruz              ES       2,177.900    5.517.570      25          Y
    02    Land              Aracruz                  Aracruz              ES      576,070.00       -           -           N
    03    Land              Fundao                   Fundao               ES       9,670,000       -           -           N
    04    Land              Linhares                 Linhares             ES      97,540,000       -           3           N
    05    Land              Serra                    Serra                ES      52,090,000       -           -           N
    06    Land              Sooretama                Sooretama            ES      11,710,000       -           3           N
    07    Land              Conceicao da Barra       Conceicao da         ES     348,020,000       -           -           N
                                                     Barra

    08    Land              Pinheiros                Pinheiros            ES      23,780,000       -           -           N
    09    Land              Sao Mateus               Sao Mateus           ES     251,880,000       -           -           N
    10    Land              Pedro Canario            Pedro Canario        ES       4,810,000       -           -           N
    11    Land              Caravelas                Caravelas            BA     379,110,000       -           -           N
    12    Land              Alcobaca                 Alcobaca             BA     512,230,000       -           -           N
    13    Land              Ibirapuan                Ibirapuan            BA     138,980,000       -           -           N
    14    Land              Mucuri                   Mucuri               BA     216,950,000       -           -           N
    15    Land              Nova Vicosa              Nova Vicosa          BA     339,750,000       -           -           N
    16    Land              Prado                    Prado                BA     116,690,000       -           -           N


Table Continue


1 - ITEM  2 - TYPE               10 - MORTGAGE       11 - RENTED        12 -           13 - END
                                                          FROM THIRD     BEGINNIG OF    OF
                                                          PERSONS        CONTRACT       CONTRACT

    01    Industrial Plant                 Y                       N
    02    Land                             N                       N
    03    Land                             N                       N
    04    Land                             N                       N
    05    Land                             N                       N
    06    Land                             N                       N
    07    Land                             N                       N


    08    Land                             N                       N
    09    Land                             N                       N
    10    Land                             N                       N
    11    Land                             N                       N
    12    Land                             N                       N
    13    Land                             N                       N
    14    Land                             N                       N
    15    Land                             N                       N
    16    Land                             N                       N


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
 13.01 - MAIN PROPERTIES


 1 - ITEM 2 - TYPE        3 - ADDRESS          4 - CITY              5 - STATE 6 - TOTAL    7 - BUILDING 8 - AGE    9 -
                                                                               AREA         AREA (000    (YEARS)    INSURANCE
                                                                                            HA)
                                                                               (000  M2)
    17    Forests         Aracruz              Aracruz                  ES     343,290,000       -           -           Y
    18    Forests         Fundao               Fundao                   ES       5,680,000       -           -           Y
    19    Forests         Linhares             Linhares                 ES      36,930,000       -           -           Y
    20    Forests         Serra                Serra                    ES      26,120,000       -           -           Y
    21    Forests         Sooretama            Sooretama                ES       8,490,000       -           -           Y
    22    Forests         Conceicao da Barra   Conceicao da Barra       ES     256,260,000       -           -           Y
    23    Forests         Pinheiros            Pinheiros                ES      13,240,000       -           -           Y
    24    Forests         Sao Mateus           Sao Mateus               ES     194,900,000       -           -           Y
    25    Forests         Pedro Canario        Pedro Canario            ES       3,170,000       -           -           Y
    26    Forests         Alcobaca             Alcobaca                 BA     275,140,000       -           -           Y
    27    Forests         Ibirapuan            Ibirapuan                BA      83,030,000       -           -           Y
    28    Forests         Mucuri               Mucuri                   BA     136,920,000       -           -           Y
    29    Forests         Nova Vicosa          Nova Vicosa              BA     198,280,000       -           -           Y
    30    Forests         Prado                Prado                    BA       4,040,000       -           -           Y
    31    Forests         Caravelas            Caravelas                BA     223,450,000       -           -           Y

Table Continue


1 - ITEM 2 - TYPE        10 - MORTGAGE          11 - RENTED     12 -            13 - END
                                                FROM THIRD      BEGINNIG OF     OF
                                                PERSONS         CONTRACT        CONTRACT

   17    Forests                N                    N
   18    Forests                N                    N
   19    Forests                N                    N
   20    Forests                N                    N
   21    Forests                N                    N
   22    Forests                N                    N
   23    Forests                N                    N
   24    Forests                N                    N
   25    Forests                N                    N
   26    Forests                N                    N
   27    Forests                N                    N
   28    Forests                N                    N
   29    Forests                N                    N
   30    Forests                N                    N
   31    Forests                N                    N


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

13.01 - MAIN PROPERTIES


 1 - ITEM 2 - TYPE        3 - ADDRESS         4 - CITY               5 - STATE 6 - TOTAL    7 - BUILDING        8 - AGE
                                                                                  AREA           AREA (000          (YEARS)
                                                                                 (000 M(2)             HA)

    32    Land            Teixeira de Freitas Teixeira de Freitas       BA      77,090,000       -           -
    33    Land            Vila Valerio        Vila Valerio              ES      25,620,000       -           3
    34    Land            Rio Bananal         Rio Bananal               ES       7,600,000       -           3
    35    Land            Jaguare             Jaguare                   ES       6,630,000       -           3
    36    Forests         Vila Valerio        Vila Valerio              ES      12,590,000       -           -
    37    Forests         Rio Bananal         Rio Bananal               ES       2,720,000       -           -
    38    Forests         Jaguare             Jaguare                   ES       4,020,000       -           -
    39    Forests         Teixeira de Freitas Teixeira de Freitas       BA      20,730,000       -           -
    40    Land            Marechal Floriano   Marechal Floriano         ES          20,000       -           5
    41    Land            Nanuque             Nanuque                   MG      62,020,000       -           -
    42    Land            Vereda              Vereda                    BA      34,433,000       -           -
    43    Forests         Vereda              Vereda                    BA       9,960,000       -           -
    44    Land            Carlos Chagas       Carlos Chagas             MG      37,940,000       -           1
    45    Land            Santa Leopoldina    Santa Leopoldina          ES       2,370,000       -           -
    46    Land            Santa Terteza       Santa Terteza             ES         150,000       -           -
    47    Land            Mucurici            Mucurici                  ES      11,270,000       -           2
    48    Land            Montanha            Montanha                  ES      12,700,000       -           2


Table Continued


1 - ITEM 2 - TYPE        9 -         10 - MORTGAGE        11 - RENTED     12 -            13 - END
                         INSURANCE                            FROM THIRD  BEGINNIG OF     OF
                                                              PERSONS     CONTRACT        CONTRACT

   32    Land                N             N                    N
   33    Land                N             N                    N
   34    Land                N             N                    N
   35    Land                N             N                    N
   36    Forests             Y             N                    N
   37    Forests             Y             N                    N
   38    Forests             Y             N                    N
   39    Forests             Y             N                    N
   40    Land                N             N                    N
   41    Land                N             N                    N
   42    Land                N             N                    N
   43    Forests             Y             N                    N
   44    Land                N             N                    N
   45    Land                N             N                    N
   46    Land                N             N                    N
   47    Land                N             N                    N
   48    Land                N             N                    N



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

14.03 -  OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

RIOCELL ACQUISITION

On January 7, 2004, Riocell S.A. was incorporated by Aracruz Celulose S.A


PARTICIPATION OF CONTROLLERS, ADMINISTRATORS, FISCAL COUNCIL AND IN CIRCULATION.

                                                                                POSITION IN APRIL 30, 2004

SHAREHOLDER                       COMMON STOCK     %    PREFERRED        %    PREFERRED        %    TOTAL  SHARES      %
                                                        STOCK  A              STOCK  B

CONTROLLING                         439,400,228    96.5     37,736,642   99,1     92,037,707   17.1     569,174,577     55.1
   Lorentzen   (5)                   127,506,457   28.0                                                 127,506,457     12.3
   Safra           (6)               127,506,457   28.0     27,736,642   72.8     57,875,517   10.7     213,118,616     20.6
   VCP                               127,506,457   28.0                                                 127,506,457     12.3
   BNDES                              56,880,857   12.5     10,000,000   26.3     34,162,190    6.3     101,043,047      9.8

ADMINISTRATING                           104,190    0.0          5,000    0.0        210,926    0.0         320,116      0.0
   Senior Management                     104,190    0.0          5,000    0.0        200,327    0.0         309,517      0.0
   Directors                                                                          10,599    0.0          10,599      0.0

STATUTORY AUDIT COMMITTE                      10    0.0                                                          10      0.0

TREASURY STOCK      (1)                  483,114    0.1                            1,378,000    0.3       1,861,114      0.2

OTHER SHAREHOLDERS (2)                15,403,157    3.4        342,986    0.9    445,452,160   82.6     461,198,303     44.7

TOTALS OF EMITTED STOCKS   (3)       455,390,699  100.0     38,084,628  100.0    539,078,793  100.0   1,032,554,120    100.0

STOCKS IN CIRCULATION    (4)          15,507,357    3.4        347,986    0.9    445,663,086   82.7     461,518,429     44.7

OBS.:

(1)      Emitted actions and repurchased by Co., awaiting cancellation.

(2) Total of stocks less stocks in Treasury, members of the board fiscal , board of the directors (including substitutes) and controllers.

(3)      Total number of subscript stocks and emitted by Co.

(4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers. (5) Participation of the group Lorentzen composed for:
         Arapar S.A. 127,494,497 Common stock and

         Lorentzen Enterprises 11,960 Common stock.

(6) Participation of the group Safra composed for: Arainvest Participacoes S.A. 127,506,457 Common stock , Treasure Hold Investments Corp. 57,875,517 PNB stock and Sodepa Soc. Empr. Publ. Part. S.A. 11,960 PNA stock.
                                       40


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
14.03 -  OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY


PARTICIPATION OF CONTROLLERS, ADMINISTRATORS, FISCAL COUNCIL AND IN CIRCULATION.


                                                                            POSITION IN MARCH 31, 2003

SHAREHOLDER                       COMMON STOCK     %    PREFERRED        %    PREFERRED        %    TOTAL  SHARES      %
                                                        STOCK  A              STOCK  B

CONTROLLING                         439,400,226    96.5     37,736,642   93,6     92,036,709   17.2     569,173,577     55.2
   Lorentzen   (5)                   127,506,457   28.0                                                 127,506,457     12.4
   Safra                             127,506,457   28.0     27,736,642   68.8     57,874,517   10.8     213,117,616     20.6
   VCP                               127,506,457   28.0                                                 127,506,457     12.4
   BNDES                              56,880,855   12.5     10,000,000   24.8     34,162,192    6.4     101,043,047      9.8

ADMINISTRATING                           220,206                                      83,704                303,910
   Senior Management                     220,206                                         105                220,311
   Directors                                                                          83,599                 83,599

STATUTORY AUDIT COMMITTE                      10                                                                 10

TREASURY STOCK      (1)                  483,114                                   1,374,000              1,857,114

OTHER SHAREHOLDERS (2)                15,287,143    3.5      2,587,668    6.4    443,344,698   82.6     461,219,509     44.7

TOTALS OF EMITTED STOCKS   (3)       455,390,699  100.0     40,324,310  100.0    536,839,111  100.0   1,032,554,120    100.0

STOCKS IN CIRCULATION    (4)          15,507,359    3.5      2,587,668    6.4    443,428,402   82.6     461,523,429     44.7


OBS.:

(1)      Emitted actions and repurchased by Co., awaiting cancellation.
(2) Total of stocks less stocks in Treasury, members of the board fiscal , board of the directors (including substitutes) and controllers.
(3)      Total number of subscript stocks and emitted by Co.
(4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.
(5)      Participation of the group Lorentzen composed for:
         Arapar S.A. 127,494,497 Common stock and
         Lorentzen Enterprises 11,960 Common stock.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------


14.05 -  CAPITAL EXPENDITURES PROJECTS

In 2003, Aracruz achieved important advances in its growth strategy, whose goal is to obtain an even more significant share of the short fiber pulp market in order to assure better shareholder returns.

One of the initiatives was the acquisition of Riocell S.A. in Rio Grande do Sul, a producer of bleached eucalyptus pulp that exports most of its production. Riocell's nominal pulp production capacity after its latest expansion project is 390,000 tons per year. Its forestry operations encompass 40,000 hectares of eucalyptus plantations located, on average, 85 km from the mill. Since it was acquired, Riocell -- now the Aracruz Guaiba Unit -- has set successive production records, reaching an annual mark of 405,000 tons.

The amount paid by the end of the acquisition process was US$ 567 million. Synergies identified in the commercial, financial and tax areas, estimated at a current value of US$ 107 million, reduce the final acquisition cost to approximately US$ 1,100 per ton. According to a study conducted by McKinsey Consulting, mergers and acquisitions in the world forest products sector generate average synergy gains of 6.5 percent of annual sales of the acquired company. Applying the same methodology and taking into account already identified and potential synergies, the purchase of Riocell will generate gains of about 10 percent.

Another highlight occurred at the beginning of May when, together with Stora Enso, we announced the decision to build the Veracruz Celulose S.A. mill in the south of Bahia, which will have the capacity to produce 900,000 tons per year of bleached eucalyptus pulp. Aracruz and Stora Enso each hold a 50 percent ownership stake in Veracel and operations are scheduled to begin during the second half of 2005. Some US$ 300 million has already been invested in the project out of an estimated total investment of US$ 1.24 billion. The total investment per ton is about US$ 1,380. The internal rate of return is estimated at 18 percent, based upon a premise of a CIF average price of US$ 515 per ton, at constant amounts.

Of the US$ 1 billion to be invested by 2005, 40 percent is an injection of capital by the controlling shareholders and the remainder comes through direct financing of Veracel provided by the BNDES, the European Investment Bank (EIB) and the Nordic Investment Bank (NIB). Seeking to boost productivity, we proceeded to enhance the logistics of raw materials supply through a groundbreaking wood transportation mode for Brazil -- maritime shipping -- which was responsible for 17% of total wood consumed and is expecteD to reach approximately 29% in 2004. Furthermore, we improved our rail transportation logistics, now to account for five per cent of the volume transported. Besides optimizing wood transportation costs, these initiatives help reduce truck traffic on normally congested public highways. We also revised pulp distribution procedures, achieving efficiency gains and offering better customer service. Also, we continued to update our information systems, implementing latest generation tools and technologies for managing internal processes.

The initiatives carried out between 1999 and 2003 represented an increase of approximately US$ 1 billion in the value of the company, as demonstrated in the following chart

 VALUE ADDED OVER A PERIOD OF FIVE YEARS (*) - US$ MILLION

Fiberline C                     550

Veracel Project                 180

Aracruz Guaiba Unit             140

Others                          100

 (*) Current net value of the main projects - base December 2003.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL MATTERS

The Aracruz Environmental and Social Management System was fully implemented during the year, with Environmental and Social Action committees set up along with Internal Accident Prevention Commissions (CIPAs).

TREATMENT OF LIQUID EFFLUENT

Aracruz's effluent treatment comprises a primary treatment and a biological treatment. The primary treatment removes suspended solids and neutralizes the effluent.

The quality of the treated effluent is:

- Suspended Solids (SS):  1.63 kg/air dry ton pulp;

- Organically bound chlorine (AOX): 0.12  kg/ air dry ton pulp;

- Chemical oxygen demand (COD): 16.1 kg/ air dry ton pulp;

- Biochemical oxygen demand: 1.32 kg/ air dry ton pulp;

- Color: 31.6 kg/ air dry ton pulp.

Liquid effluent are treated in six biological lagoons (area: 37 hectares; detention time: 6 days), and then pumped via underwater pipe to an outlet 1,700 meters from the coast, where they are ejected at a depth of 17 meters.

The Company systematically monitors the coastal water near the pulp mill to evaluate the possible impact of the effluents on the marine environment. These test are run by universities and research institutes under the supervision of state environmental agencies, and never have discovered any significant alterations to the receiving body.

The conception of the treatment project guarantees a safe discard of liquid effluent into the sea ecosystem.

TREATMENT OF WASTE GASES

Based on the same philosophy as its liquid effluent treatment system, Aracruz has always sought to ensure that all factors - and particularly the environment
- in its project designs are duly taken into consideration to the highest degree.

In order to give a very brief overview of waste gases treatment, some stages and equipment are described:

o CONTINUOUS DIGESTORS: They are used for cooking wood-chips: the odor-forming compounds from this stage of the process are collected and burned in lime kilns;

o CONDENSATE STRIPPERS: The contaminated condensates from the evaporation stage and the continuous digestors are purified by a condensate steam stripper, and odorous gases from this treatment are collected and burned in lime kilns;


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL MATTERS


o RECOVERY BOILERS: Aracruz was one of the first industries in Brazil to use the low-odor recovery boiler. Gases produced by burning off the black liquor in the boiler are run through electrostatic precipitators that remove particulate material in suspension before being released through 85-meter high flue gas stacks that guarantee widespread dispersion of gases in the atmosphere. The efficiency of this system is over 99%.

o POWER BOILERS: They are used to burn eucalyptus bark. In the case of Boiler No. 1, the gases resulting from this combustion pass electrostatic precipitators that removes particulate material in suspension before these gases are discharged through 85-meter high flue gas stacks. The auxiliary boilers also burn off low-concentration odor-forming compounds collected from the black-liquor tank blow-valves and the pressurized wood-chip bin of the digestor.

o LIME KILN: part of the closed liquor circuit, this burns the calcium carbonate. Gases from the lime kiln are cleaned by a high-efficiency electrostatic precipitator. The lime furnace also burns off gases containing the odor-forming compounds;

o INCINERATOR: It burns off odor-forming gases when the lime kiln is out of operation, thus avoiding these gases being discharged into the atmosphere;

o BLEACHING: The gases from this operation are collected and scrubbed in an alkaline absorption gas-scrubber system and are then discharged into the atmosphere free of any undesirable compounds.

At Aracruz, 99% of particulate material is removed and cycled back into the process for reuse; 98% of the odor-forming compounds are eliminated through direct burning in the lime kiln, thus minimizing gases discharged into the atmosphere, in accordance with the strictest environmental controls in practice today.

                                      * * *


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

16.01 -  LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT


1 -ITEM  2 - DESCRIPTION           3 - % NET    4 - % NET PROFIT        5 - PROVISION   6 - VALUE  (IN REAIS 000)
                                   EQUITY

   01    LABOR DISPUTE             0.61                 1.97                 YES                   17,278
   02    TRIBUTARY / FISCAL        8.33                26.66                 YES                 234,269
   03    OTHER                     0                       0                  NO                     0



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

17.01 -  TRANSACTIONS WITH RELATED PARTIES


Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:

                                                                                                           2003

                                                                         PORTOCEL
                                                                         TERMINAL       ARACRUZ
                             ARACRUZ        VERACEL         MUCURI   ESPECIALIZADO     PRODUTOS
                             TRADING       CELULOSE   AGROFLORESTAL   DE BARRA DO    DE MADEIRA
                                S.A.          S.A.          S.A.        RIACHO S.A.      S.A.            TOTAL
                                ----          ----          ----        -----------      ----            -----

Current assets               456,735                                            4             2         456,741
Long-term assets                                                 1            532             1             534
Current liabilities(i)       350,528         18,158                           619            27         369,332
Long-term liabilities      1,733,520                                                                  1,733,520
Sales revenue              2,701,972                                                        310       2,702,282
Payments of port
services                                                                   10,535                        10,535
Purchase of wood and
splinter                                    232,116                                       2,172         234,288
Monetary and
Exchange                    (123,619 )                                                                 (123,619 )
   Variance, net


  (i) On 2002 the account balance is enhanced of R$ 548,810 due to the eurobonds issued by Aracruz Celulose S.A., and acquired by its subsidiary , Aracruz Trading S.A..


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

18.01 -  BYLAWS

CHAPTER I

NAME, PURPOSE, MAIN OFFICE AND DURATION

Article    1:

ARACRUZ CELULOSE S.A. shall be governed by these Bylaws and applicable laws.

Article    2:

The purpose of the Corporation is to forest, to reforest, to industrialize and trade with forest products, to explore renewable sources of energy, and to engage in industrial and commercial activities, as well as agricultural and rural activities in general, authorized for those purposes:

 I - to participate in any modes of other business enterprises, resulting from a decision by the Board of Directors on a proposal by the Board of Officers.

II - to engage in any activity and to carry out any services, directly and indirectly related to its principal activities, including import and export.

Article    3:

The Corporation shall have its main office and jurisdiction in the City of Rio de Janeiro, State of Rio de Janeiro and fiscal domicile in the County of Aracruz, State of Espirito Santo, and it may open offices and other facilities in the country, as a result of a decision of the Board of Officers, and, resulting from a decision by the Board of Directors on a proposal by the Board of Officers, offices and other facilities abroad.

Article    4:

The Corporation shall have an indeterminate period of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

Article    5:

The underwritten capital stock is of R$ 1,854,506,731.94 (one billion, eight hundred and fifty four million, five hundred and six thousand, seven hundred and thirty one reais and ninety four cents), divided into 1,032,554.120 (one billion, thirty two million, five hundred and fifty four thousand, one hundred and twenty) nominative shares, with no face value, 455,390,699 (four hundred and fifty five million, three hundred and ninety thousand, six hundred and ninety nine) being common shares and 577,163,421 (Five hundred and seventy seven million, one hundred and sixty three thousand, four hundred and twenty one) classes A and B preferred shares.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

18.01 -  BYLAWS

First Paragraph:

Up to the limit of R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) the underwritten capital stock may be increased, independently of alteration in the Bylaws, through deliberation of the Board of Directors, proposed by Management, except when it is the underwriting of stocks for the realization of assets, in which case it will depend on the approval of the General Stockholders' Meeting.

Second Paragraph:

The increases in the capital stock may occur without obeying the previous proportion between the several types and classes of shares.

Third Paragraph:

The decision about the hereinabove Paragraph befalls to the General Stockholders' Meeting.

Fourth Paragraph:

The number of preferred shares with no voting rights, or those subject to restrictions to exercise those rights, may not be higher than 2/3 of the total shares issued, with the exception of the special provisions of the fiscal incentive laws.

Fifth Paragraph:

Splitting shall always be made of the same type and class of the split shares; capital stock increases arising from capitalization of reserves resulting from indexing of the realized capital stock, shall be carried out with no changes in the number of shares issued; the distribution of new shares resulting from the increase of the capital stock through the capitalization of profits and reserves not resulting from the aforementioned capitalization, shall be carried out, in respect of the common shares, by the distribution of the same types of shares, and in respect of the preferred shares, by the distribution of class B preferred shares.

Article    6:

Each common share shall be entitled to a vote in the deliberations of the General Stockholders' Meetings.

Article    7:

Preferred shares shall not be entitled to vote, but they are assured a dividend 10% (ten per cent) higher than the one attributed to common shares, and also the priority in the capital reimbursement, in the event of liquidation of the Corporation


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

18.01 -  BYLAWS

First Paragraph:

Without prejudice of what is set forth in Article 7 above, Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

Second Paragraph:

Class B preferred shares, although being entitled to a dividend as set forth in
Article 7 above, shall have no priority to receive dividends

Third Paragraph:

Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder.

Article    8:

Shares may be maintained in a deposit account, in the name of their respective holders, with no issue of Certificates, in financial institution of good repute, accredited by the Securities and Exchange Commission (Comissao de Valores Mobiliarios) appointed by the Board of Officers, with the approval of the Board of Directors.

Sole Paragraph:

The interested shareholders shall bear the costs of the transfer services of the property of posted shares, within the limits determined by the Securities and Exchange Commission.

Article    9:

Each class of shares shall have its own set of numbers.

Article  10:

Share certificates shall always be signed by 2 (two) Officers, and the Corporation may issue multiple securities and bonds.

Article  11:

The rights of preference of shareholders in the underwriting increases of the capital stock shall be assured of a term no shorter than 30 (thirty) days, pursuant to the law.

First Paragraph:

The 30 (thirty) day term, provided for under this article, shall be counted from the publication date of the underwriting notice in the State Official Gazette.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

18.01 -  BYLAWS

Second Paragraph:

The shareholder who does not pay the installments corresponding to the shares provided for in the Bulletin or in the notice, shall be subject to the payment of delinquent interest, at a rate of 12% (twelve per cent) per annum, indexing and a 10% (ten per cent) fine on the amount of the installment.

CHAPTER III

GENERAL STOCKHOLDERS' MEETINGS

Article  12:

General Stockholders' hold Meetings shall be held until April 30th of every year, and Special Meetings shall be held whenever required by the interests of the Corporation.

Sole Paragraph:

The General Stockholders' Meetings shall be chaired by the President of the Board of Directors, who will chose from among those present one or more Secretaries.

Article  13:

The General Meeting shall determine the general amount of the remuneration of the Board of Directors and of the Board of Officers.

Sole Paragraph:

The apportionment of the remuneration among the administrators shall be determined by the Board of Directors.

CHAPTER IV

ADMINISTRATION

 Article  14:

The Corporation shall be managed by a Board of Directors and a Board of Officers.

SECTION I

Board of DIRECTORS

Article  15:

The Board of Directors will be constituted by a minimum of 9 (nine) and a maximum of 12 (twelve) member, one of which the President, stockholders, residents in the country, elected in the General Meeting for a period of 3 (three) years, reelection permitted, and remaining in office until their successors take office.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

18.01 -  BYLAWS

First Paragraph:

Any Member of the Board of Directors may submit to the General Meeting the appointment of an alternate with the responsibility of substituting for mentioned Member in the Board of Directors Meetings.

Second Paragraph:

The installation of the Board Members will be through an Installation Record entered into the Book of Minutes of the Board of Directors Meetings.

Third Paragraph:

Once installed, the Board of Directors shall elect 2 (two) from amongst its members, who, in the indicated order, will sit for the President in the event of fortuitous absence or impediment.

Fourth Paragraph:

The Board of Directors may, whenever it deems necessary, set up Committees with advisory and briefing duties on subjects under its responsibility.

Fifth Paragraph:

The Committees mentioned in the Fourth Paragraph may work part-time or full-time and be constituted, in addition to the members of the Board of Directors, by any member of the Board of Officers and other individuals invited for that purpose.

Article  16:

It is the responsibility of the Board of Directors:

I - to establish the general guidance for the business of the Corporation and to determine the related financial and economic policies;

II - to elect and dismiss the Officers, and by proposal of the Officer-President, to establish their respective responsibilities;

III - to supervise the Officers' administration, to examine at any time books and documents of the Corporation, to seek information about agreements entered into or to be entered into and about any other acts;


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

18.01 -  BYLAWS

IV -    to call the General Stockholders' Meetings;

V - to give their opinion about the Administration report and the Board of Officers' accounts;

VI - to deliberate about capital stock increases and the resulting issue of shares, determining the issue price, according to the limit of the authorized capital stock, except in respect to the provisions under Article Five, Third Paragraph, if that may be the case.

VII - to authorize the alienation, mortgage and in any manner, the encumbrance of property of the permanent assets of the Corporation, extending guarantees to obligations of third parties, except the personal guarantees in favor of the companies controlled by the Corporation itself, that will waive the anticipated authorization;

VIII - to appoint and dismiss independent auditors;

IX - to guide and advise the Board of Officers in all matters of interest to the Corporation;

X - to supervise the administration of company business, in order to assure that the deliberations of the General Stockholders' Meeting and of the Board of Directors itself are complied with;

XI - to approve plans, programs and financial and investment budgets of the Corporation;

XII - to approve the guidance to be complied with by the representative of the Corporation in the General Stockholders' Meetings of the Controlled and affiliated Companies or which it is a part;

XIII- to approve in advance any agreement to be entered into by the Corporation and its stockholders;

XIV- to authorize the purchase of its own shares, for the cancellation or permanence of same in the Treasurer's office and future alienation;

XV- to decide about the issue of Commercial Papers.

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

XVII - the final portion of the item VII of this article shall not be applicable if it is a Company in which the Company holds a controlling interest, but not holds the control solely, in such case, it shall be necessary the previous approval of the Board of Directors to grant any guarantees or security interests.

Article  17:

The Board of Directors will hold meetings whenever required by the interests of the company, called by the President or by at least 3 (three) of its Members. The decisions shall be taken by majority of votes, with the attendance of more than half of its Members.

First Paragraph:

The meetings will be called by letter or telegram, with at least 5 (five) days of advance notice.

Second Paragraph:

The Officers will attend the meetings of the Board of Directors, whenever called to do so.

Third Paragraph:

The President may invite a Member of the Board of Directors to act as secretary to the meetings.

Article  18:

In the event that an office in the Board of Directors becomes vacant the respective alternate will be called and in the absence of the latter, a substitute will be appointed by the other members of the Board and will perform the respective duties until the next General Stockholders' Meeting is held.

Sole Paragraph:

The successors that are elected shall complete the term of office of their respective predecessors.

Article  19:

The following specific duties are incumbent upon the President:

1. to chair the General Stockholders' Meetings;

2. to call and chair the Board of Directors Meetings;

3. to supervise the administrative services of the Board;

4. to organize and have the agenda of each meeting distributed, as well as the necessary information transmitted to the members of the Board of Directors, at least 5 (five) working days in advance of the date of each meeting.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

18.01 -  BYLAWS

SECTION II

Board of OFFICERS

Article  20:

The Board of Officers shall be constituted by a minimum of 2 (two) and a maximum of 8 (eight) members, shareholders or otherwise, resident in the country, one the Officer-President and the remainder Officers, one among them, if so previously appointed by the Board of Directors, may have the title of Officer-Vice-President and, in addition to his permanent duties shall substitute the Officer-President in his temporary impediments and shall succeed him in the event of vacancy, until the Board of Directors elects a substitute to complete the term of office of the substituted officer.

First Paragraph:

The members of the Board of Officers shall be elected by the Board of Directors for a 3 (three) year term of office, may be reelected and will remain in office until the installation of their successors.

Second Paragraph:

The installation of the Officers will be through an Installation Record entered into the Book of Minutes of the Board of Officers' Meetings.

Article  21:

The Board of Officers shall have full powers to administrate and manage company business, to perform all the acts and duties of all the operations related to the purpose of the Corporation, provided the guidance and decisions of the Board of Directors and the General Stockholders' Meeting are complied with.

Sole Paragraph:

Subject to the provisions of Item VII under Article 16, the Board of Officers by collective decision may authorize the alienation of chattels and equipment that have become nonserviceable, unnecessary or obsolete.

Article  22:

It is incumbent upon the Officer-President to perform executive duties of the Corporation, with responsibilities of organizing, coordinating and supervising the activities of the other Officers, ensuring that the deliberations and guidance determined by the General Stockholders' Meetings and Board of Directors are faithfully observed.

First Paragraph:

In addition, the following specific duties are also incumbent upon the Officer-President:

I  -   to call and chair the Board of Officers' Meetings;

II - to keep the Board of Directors informed about the activities of the Corporation.

--------------------------------------------------------------------------------
18.01 -  BYLAWS

--------------------------------------------------------------------------------

Second Paragraph:

The other members of the Board of Officers shall have the duties assigned to them by the Board of Directors upon proposal of the Officer-President.

Article  23:

The provisions of Item I under Article 2 and under Items VII and XIII to XV under Article 16 of these Bylaws complied with, the members of the Board of Officers, always acting jointly in sets of two, have the responsibility of, actively and passively, representing the Corporation, in judicature or thereout, including in respect of the alienation or encumbrance of chattels of the permanent assets and the granting waivers to the obligations of third parties to the Corporation.

First Paragraph:

To carry out juridical acts in general the Corporation may also be represented by 01 (one) Officer jointly with 01 (one) attorney in fact or by 02 (two) attorneys in fact with special powers.

Second Paragraph:

The powers of attorney shall carry the signatures of 02 (two) Officers and shall precisely contain the powers being granted and, with the exception of those with ad judicia clauses, shall not be valid for more than one year.

Third  Paragraph:

For acts of representation before federal, state and municipal public entities, government agencies, public corporations, mixed economy corporations, grantees and licensees of public utilities; in acts that do not result in obligations for the Company or in the waiver of obligations of third parties to the Company; in carrying out fiscal and social security obligations; for the preservation of its rights in administrative or any other kind of processes; in endorsing checks or credit in the bank accounts of the Company; in the handling of the checking accounts within the range of the program of purchases of small amounts, up to the limit corresponding to 03 (three) minimum salaries; and in acts that refer to the relations of the Company with its employees, the Company may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with specific powers.

Fourth Paragraph:

To act in a jurisdiction beyond the limits of its main office, authorized according to these Bylaws, the Corporation may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with explicit powers to carry out the specific act, provided this representative is appointed by a joint decision of the Board of Officers.

--------------------------------------------------------------------------------
18.01 -  BYLAWS

--------------------------------------------------------------------------------


Article  24:

In the event that an office in the Board of Officers becomes vacant, the Board of Directors shall elect a substitute to complete the remaining period of the term of office of the substituted member.

Sole Paragraph:

With the exception of the provisions under Article 20, during the temporary absences and impediments of any Officer, he shall be substituted for by the Officer-President or by any other Officer he appoints. Pursuant to this paragraph, the substitutes shall perform their duties cumulative with those of the substituted Officer until the latter resumes his duties.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

Article  25:

The Board of Officers shall hold meetings whenever the interests of the Corporation so require, in the main office or in the place informed in the notification, the Officer-President or the Officer-Vice-President must be present. The decisions, registered in the minutes, shall be taken by the absolute majority of votes of the attendees, the Officer-President or Officer-Vice-President in addition to their individual vote, shall cast the deciding vote.

CHAPTER V

FINANCIAL BOARD

Article  26:

The Corporation shall have a permanent Financial Board, constituted from 3 (three) to 5 (five) permanent members and equal number alternates, which shall be governed by the applicable laws.

CHAPTER VI

FISCAL YEAR

Article  27:

The Fiscal Year shall coincide with the calendar year. On December 31st of every year the balance sheet shall be set out, complying with the applicable laws, and after establishing the reserves, amortizations and depreciations determined, or permitted, by law, the following shall be deducted from the net profits earned:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty five per cent), minimum, for the payment of the compulsory dividend to stockholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.

--------------------------------------------------------------------------------
8.01 -  BYLAWS
--------------------------------------------------------------------------------

First Paragraph:

The balance remaining shall be used according to the decision of the General Stockholders' Meeting on proposal by the Board of Directors, and if it is in session, the Financial Board shall give its recommendation.

Second Paragraph:

The Board of Directors may determine the setting out of a semiannual balance sheet or a shorter period, and the distribution of intermediate dividends, for the account of the profits obtained, earned surplus or the profit reserves already set up.

CHAPTER VI


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

GENERAL PROVISIONS

Article  28:

In order for the Corporation to comply with stockholders' agreements, the latter have to be filed in the main office of the former, and upon request from the interested, parties may be entered in the respective records and in the stock certificates.

Article  29:

The Corporation shall maintain a permanent department of Technological Research and Development, with specific budget resources, according to annual or pluriannual programs.

Article  30:

The Corporation shall maintain a social work service for its employees, with specific budget resources, according to annual or pluriannual programs.

Article  31:

The Corporation shall be liquidated as provided for in the law or as a result of a decision of the General Stockholders' Meeting.

Sole Paragraph:

It is the responsibility of the General Stockholders' Meeting to determine the manner by which the liquidation shall occur, and the Board of Directors, who shall remain in office, shall appoint the liquidator. Pursuant to the law, the operation of the Financial Board shall depend upon request from the shareholders.

--------------------------------------------------------------------------------
18.01 -  BYLAWS

--------------------------------------------------------------------------------

CHAPTER VIII

TEMPORARY PROVISIONS

Article  32:

Pursuant to the terms of Article 172 of Law number 6,404/76 of December 15th, 1976, the right of preference assured to stockholders under the terms of Article 11 of these Bylaws shall not apply to the increase of the capital stock to be carried out in 1992, by public underwriting in Brazil and simultaneous issue of American Depositary Receipts (ADR) abroad, nor to the subsequent additional increase, which will be carried out to meet the option to be granted to the underwriters of mentioned increase, pursuant to the usual practice in the international market, to an amount not higher than 15% (fifteen percent) of its respective value.


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

Article  33:

It shall be the responsibility of the Board of Directors to deliberate about the aforementioned Article and to effect all the other necessary acts for the referred capital stock increases, according to the terms of Article 16, Item VI of these Bylaws, mentioned capital stock increases may be effected independently of the prior proportion between the different types and classes of shares, and the provisions of Article 5, Third Paragraph shall not apply to referred capital stock increases.

                                     vvvvvv

Identical to the original.

Transcribed from the competent book.

(Signed) - Jose Luiz Braga - Legal Manager.

--------------------------------------------------------------------------------
19.0- SUBSIDIARIES

--------------------------------------------------------------------------------

ARACRUZ TRADING S.A.

19.06 .01- BALANCE SHEET - ASSET- THOUSAND OF R$


1 - CODE    2 - DESCRIPTION                             3 - DATE -           4 - DATE -          5 - DATE -
                                                        12/31/2003           12/31/2002          12/31/2001
1           TOTAL ASSETS                                 2,962,585           2,473,312            1,058,455
1.1         CURRENT ASSETS                               1,213,968           1,331,393              477,035
1.1.1       CASH AND CASH EQUIVALENTS                      161,031              62,648               36,538
1.1.2       CREDITS                                        924,735           1,153,120              391,063
1.1.3       INVENTORIES                                    124,870             114,027               49,260
1.1.4       OTHERS                                           3,332               1,598                  174
1.2         LONG-TERM ASSETS                             1,745,728           1,139,176              580,239
1.2.1       CREDITS                                      1,733,520           1,130,656              580,100
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                0                   0                    0


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

1.2.2.1     FROM AFFILIATES                           0                              0                    0
1.2.2.2     FROM SUBSIDIARIES                         0                              0                    0
1.2.2.3     OTHERS                                    0                              0                    0
1.2.3       OTHERS                               12,208                          8,520                  139
1.3         FIXED ASSETS                          2,889                          2,743                1,181
1.3.1       INVESTMENTS                           2,889                           2,743                1,181
1.3.1.1     IN AFFILIATES                             0                              0                    0
1.3.1.2     IN SUBSIDIARIES                           0                              0                    0
1.3.1.3     OTHER COMPANIES                           0                              0                    0
1.3.2       PROPERTY, PLANT AND EQUIPMENT             0                              0                    0
1.3.3       DEFERRED CHARGES                          0                              0                    0




--------------------------------------------------------------------------------
19.0- SUBSIDIARIES
--------------------------------------------------------------------------------
ARACRUZ TRADING S.A.

19.06.02 - - BALANCE SHEET - LIABILITY- THOUSAND OF R$


1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2003   4 - DATE - 12/31/2002   5 - DATE - 12/31/2001
2             TOTAL LIABILITIES                                  2,962,585               2,473,312                1,058,455
2.1           CURRENT LIABILITIES                                  747,357                 268,913                  336,780
2.1.1         LOANS AND FINANCING                                  238,559                   4,912                   31,011
2.1.2         DEBENTURES                                                 0                       0                        0
2.1.3         SUPPLIERS                                            506,634                 262,936                  305,360
2.1.4         TAXES                                                      0                       0                        0
2.1.5         DIVIDENDS PAYABLE                                          0                       0                        0
2.1.6         PROVISIONS                                                 0                       0                        0
2.1.7         LOANS FROM RELATED PARTIES                                 0                       0                        0
2.1.8         OTHERS                                                 2,164                   1,065                      409
2.2           LONG-TERM LIABILITIES                              1,758,078               1,104,156                  256,002
2.2.1         LOANS AND FINANCING                                1,758,078               1,104,156                  232,040


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

2.2.2         DEBENTURES                                  0                       0                        0
2.2.3         PROVISION                                   0                       0                        0
2.2.4         LOANS FROM RELATED PARTIES                  0                       0                        0
2.2.5         OTHERS                                      0                       0                   23,962
2.5           STOCKHOLDER'S EQUITY                  457,150               1,100,243                  465,673
2.5.1         PAID-IN CAPITAL                        22,240                 581,042                  381,584
2.5.2         CAPITAL RESERVES                            0                       0                        0
2.5.3         REVALUATION RESERVE                         0                       0                        0
2.5.3.1       OWN ASSETS                                  0                       0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                   0                       0                        0
2.5.4         REVENUE RESERVES                            0                       0                        0
2.5.4.1       LEGAL                                       0                       0                        0
2.5.4.2       STATUTORY                                   0                       0                        0
2.5.4.3       FOR CONTINGENCIES                           0                       0                        0
2.5.4.4       UNREALIZED INCOME                           0                       0                        0
2.5.4.5       FOR INVESTMENTS                             0                       0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                 0                       0                        0
              DIVIDENDS

2.5.4.7       OTHER UNREALIZED INCOME                      0                       0                        0
2.5.5         RETAINED EARNINGS                      434,910                 519,201                   84,089


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES

ARACRUZ TRADING S.A.

19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

------------------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                          - FROM : 01/01/2003 TO          4 - FROM : 01/01/2002    5 - FROM : 01/01/2001
                                                      2/31/2003                        TO 12/31/2002               TO 12/31/2001

3.1         GROSS SALES AND SERVICES  REVENUE                  2,950,466                 2,055,327               1,127,431
3.2         SALES TAXES AND OTHER DEDUCTIONS                   (190,458)                 (103,595)                (53,813)
3.3         NET SALES REVENUE                                  2,760,008                 1,951,732               1,073,618
3.4         COST OF GOODS SOLD                               (2,750,761)               (1,621,678)               (972,149)
3.5         GROSS PROFIT                                           9,247                   330,054                 101,469
3.6         OPERATING (EXPENSES) INCOME                            1,109                    61,104                  16,161
3.6.1       SELLING                                             (55,432)                  (40,317)                (22,579)
3.6.2       GENERAL AND ADMINISTRATIVE                           (2,048)                   (1,473)                 (5,331)
3.6.3       FINANCIAL                                             61,637                   104,147                  44,097
3.6.3.1     FINANCIAL INCOME                                     377,329                   975,459                 202,867
3.6.3.2     FINANCIAL EXPENSES                                 (315,692)                 (871,312)               (158,770)
3.6.4       OTHER OPERATING INCOME                             2,911,391                 1,896,103                 505,322
3.6.5       OTHER OPERATING EXPENSES                         (2,914,820)               (1,897,927)               (505,555)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                   381                       571                     207
3.7         OPERATING INCOME (LOSS)                               10,356                   391,158                 117,630
3.8         NON-OPERATING (EXPENSES)  INCOME                           0                         0                       0
3.8.1       INCOME                                                     0                         0                       0
3.8.2       EXPENSES                                                   0                         0                       0
3.9         INCOME(LOSS) BEFORE INCOME                             10,356                   391,158                 117,630
              TAXES AND MANAGEMENT REMUNERATION
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                         0                         0                       0
3.11        DEFERRED INCOME TAX ES                                     0                         0                       0
3.12        MANAGEMENT REMUNERATION AND                                0                         0                       0
              STATUORY APPROPRIATIONS
3.12.1      REMUNERATION                                               0                         0                       0
3.12.2      APPROPRIATIONS                                             0                         0                       0
3.15        NET INCOME (LOSS) FOR THE PERIOD                      10,356                   391,158                  117,630

            CAPITAL STOCK-QUANTITY (THOUSANDS)                 7,697,000               264,447,000               264,447,000
            EARNINGS PER SHARE                                   0,00135                   0,00148                   0,00044
            LOSS PER SHARE                                             -                         -                         -


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------
 1 - CVM CODE                        2 - NAME OF THE COMPANY          3 - TAXPAYER N(0)
   00043-4                           Aracruz Celulose S.A.            42.157.511/0001-61
 ------------------------------------------------------------------------------------------------

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

19.0- SUBSIDIARIES

ARACRUZ CELUOSE (USA), INC.

19.06 .01- - BALANCE SHEET - ASSET - THOUSAND OF R$

---------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                             3 - DATE -           4 - DATE -          5 - DATE -
                                                        12/31/2003           12/31/2002          12/31/2001

1           TOTAL ASSETS                                  200,107             166,146               76,023
1.1         CURRENT ASSETS                                200,016             166,000               75,935
1.1.1       CASH AND CASH EQUIVALENTS                       6,795               9,502                6,481
1.1.2       CREDITS                                       110,257              89,156               40,868
1.1.3       INVENTORIES                                    82,964              67,342               28,586
1.1.4       OTHERS                                              0                   0                    0
1.2         LONG-TERM ASSETS                                    0                   0                    0
1.2.1       CREDITS                                             0                   0                    0
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES               0                   0                    0
1.2.2.1     FROM AFFILIATES                                     0                   0                    0
1.2.2.2     FROM SUBSIDIARIES                                   0                   0                    0
1.2.2.3     OTHERS                                              0                   0                    0
1.2.3       OTHERS                                              0                   0                    0
1.3         FIXED ASSETS                                       91                 146                   88
1.3.1       INVESTMENTS                                         0                   0                    0
1.3.1.1     IN AFFILIATES                                       0                   0                    0
1.3.1.2     IN SUBSIDIARIES                                     0                   0                    0
1.3.1.3     OTHER COMPANIES                                     0                   0                    0
1.3.2       PROPERTY, PLANT AND EQUIPMENT                      91                 146                   88
1.3.3       DEFERRED CHARGES                                    0                   0                    0


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------
 1 - CVM CODE                        2 - NAME OF THE COMPANY          3 - TAXPAYER N(0)
   00043-4                           Aracruz Celulose S.A.            42.157.511/0001-61
 ------------------------------------------------------------------------------------------------

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------

19.0- SUBSIDIARIES

ARACRUZ CELUOSE (USA), INC.

19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$


1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2003   4 - DATE - 12/31/2002        5 - DATE - 12/31/2001

2             TOTAL LIABILITIES                                    200,107                 166,146                   76,023

2.1           CURRENT LIABILITIES                                  187,441                 151,400                   66,883

2.1.1         LOANS AND FINANCING                                        0                       0                        0

2.1.2         DEBENTURES                                                 0                       0                        0

2.1.3         SUPPLIERS                                            187,083                 150,936                   66,695

2.1.4         TAXES                                                    358                     464                      188

2.1.5         DIVIDENDS PAYABLE                                          0                       0                        0

2.1.6         PROVISIONS                                                 0                       0                        0

2.1.7         LOANS FROM RELATED PARTIES                                 0                       0                        0

2.1.8         OTHERS                                                     0                       0                        0

2.2           LONG-TERM LIABILITIES                                      0                       0                        0

2.2.1         LOANS AND FINANCING                                        0                       0                        0

2.2.2         DEBENTURES                                                 0                       0                        0

2.2.3         PROVISION                                                  0                       0                        0

2.2.4         LOANS FROM RELATED PARTIES                                 0                       0                        0

2.2.5         OTHERS                                                     0                       0                        0

2.5           STOCKHOLDER'S EQUITY                                  12,666                  14,746                    9,140

2.5.1         PAID-IN CAPITAL                                          578                     707                      464

2.5.2         CAPITAL RESERVES                                           0                       0                        0

2.5.3         REVALUATION RESERVE                                        0                       0                        0

2.5.3.1       OWN ASSETS                                                 0                       0                        0

2.5.3.2       SUBSIDIARIES / AFFILIATES                                  0                       0                        0

2.5.4         REVENUE RESERVES                                           0                       0                        0

2.5.4.1       LEGAL                                                      0                       0                        0

2.5.4.2       STATUTORY                                                  0                       0                        0

2.5.4.3       FOR CONTINGENCIES                                          0                       0                        0

2.5.4.4       UNREALIZED INCOME                                          0                       0                        0

2.5.4.5       FOR INVESTMENTS                                            0                       0                        0

2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                                0                       0                        0
              DIVIDENDS

2.5.4.7       OTHER UNREALIZED INCOME                                    0                       0                        0

2.5.5         RETAINED EARNINGS                                     12,088                  14,039                    8,676


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES

ARACRUZ CELUOSE (USA), INC.

19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

1 - CODE    2 - DESCRIPTION                                    3 - FROM : 01/01/2003   4 - FROM : 01/01/2002   5 - FROM : 01/01/2001
                                                               TO 12/31/2003               TO 12/31/2002              TO 12/31/2001

3.1         GROSS SALES AND SERVICES  REVENUE                   646,442                     422,919                   238,698
3.2         SALES TAXES AND OTHER DEDUCTIONS                   (69,388)                    (36,404)                  (10,816)
3.3         NET SALES REVENUE                                   577,054                     386,515                   227,882
3.4         COST OF GOODS SOLD                                (551,515)                   (371,116)                 (218,389)
3.5         GROSS PROFIT                                         25,539                      15,399                     9,493
3.6         OPERATING (EXPENSES) INCOME                        (24,233)                    (14,616)                   (8,993)
3.6.1       SELLING                                            (15,289)                    (12,575)                   (7,347)
3.6.2       GENERAL AND ADMINISTRATIVE                          (2,232)                     (2,237)                   (1,969)
3.6.3       FINANCIAL                                           (1,540)                       2,196                     ()525
3.6.3.1     FINANCIAL INCOME                                   (35,313)                      48,779                    17,397
3.6.3.2     FINANCIAL EXPENSES                                   33,773                    (46,583)                  (17,922)
3.6.4       OTHER OPERATING INCOME                                    0                           6                       848
3.6.5       OTHER OPERATING EXPENSES                            (5,172)                     (2,006)                         0
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                    0                           0                         0
3.7         OPERATING INCOME (LOSS)                               1,306                         783                       500
3.8         NON-OPERATING (EXPENSES)  INCOME                          0                           0                         0
3.8.1       INCOME                                                    0                           0                         0
3.8.2       EXPENSES                                                  0                           0                         0
3.9         INCOME(LOSS) BEFORE INCOME                           1,306                          783                       500
             TAXES AND MANAGEMENT REMUNERATION
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                    (698)                         (46)                     (173)
3.11        DEFERRED INCOME TAX ES                                   0                            0                         0
3.12        MANAGEMENT REMUNERATION AND                              0                            0                         0
               STATUORY APPROPRIATIONS
3.12.1      REMUNERATION                                             0                            0                         0
3.12.2      APPROPRIATIONS                                           0                            0                         0
3.15        NET INCOME (LOSS) FOR THE PERIOD                       608                          829                       327
            CAPITAL STOCK-QUANTITY (THOUSANDS)                 200,000                      200,000                   200,000
            EARNINGS PER SHARE                                 0,00304                      0,00415                   0,00164
            LOSS PER SHARE                                           -                            -                         -


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES

MUCURI AGROFLORESTAL S.A..

---------------------------------------------------------------------------------------------------
19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$
---------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                             3 - DATE -           4 - DATE -          5 - DATE -
                                                        12/31/2003           12/31/2002          12/31/2001

1           TOTAL ASSETS                                    70,175              69,660               69,463
1.1         CURRENT ASSETS                                       0                   0                    0
1.1.1       CASH AND CASH EQUIVALENTS                            0                   0                    0
1.1.2       CREDITS                                              0                   0                    0
1.1.3       INVENTORIES                                          0                   0                    0
1.1.4       OTHERS                                               0                   0                    0
1.2         LONG-TERM ASSETS                                     0                   0                    0
1.2.1       CREDITS                                              0                   0                    0
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                0                   0                    0
1.2.2.1     FROM AFFILIATES                                      0                   0                    0
1.2.2.2     FROM SUBSIDIARIES                                    0                   0                    0
1.2.2.3     OTHERS                                               0                   0                    0
1.2.3       OTHERS                                               0                   0                    0
1.3         FIXED ASSETS                                    70,175              69,660               69,463
1.3.1       INVESTMENTS                                          0                   0                    0
1.3.1.1     IN AFFILIATES                                        0                   0                    0
1.3.1.2     IN SUBSIDIARIES                                      0                   0                    0
1.3.1.3     OTHER COMPANIES                                      0                   0                    0
1.3.2       PROPERTY, PLANT AND EQUIPMENT                   70,175              69,660               69,463
1.3.3       DEFERRED CHARGES                                     0                   0                    0


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES

MUCURI AGROFLORESTAL S.A..

19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$


1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2003   4 - DATE - 12/31/2002   5 - DATE - 12/31/2001

2             TOTAL LIABILITIES                                     70,175                  69,660                   69,463
2.1           CURRENT LIABILITIES                                        0                     655                      458
2.1.1         LOANS AND FINANCING                                        0                       0                        0
2.1.2         DEBENTURES                                                 0                       0                        0
2.1.3         SUPPLIERS                                                  0                       0                        0
2.1.4         TAXES                                                      0                       0                        0
2.1.5         DIVIDENDS PAYABLE                                          0                       0                        0
2.1.6         PROVISIONS                                                 0                       0                        0
2.1.7         LOANS FROM RELATED PARTIES                                 0                     655                      458
2.1.8         OTHERS                                                     0                       0                        0
2.2           LONG-TERM LIABILITIES                                      0                       0                        0
2.2.1         LOANS AND FINANCING                                        0                       0                        0
2.2.2         DEBENTURES                                                 0                       0                        0
2.2.3         PROVISION                                                  0                       0                        0
2.2.4         LOANS FROM RELATED PARTIES                                 0                       0                        0
2.2.5         OTHERS                                                     0                       0                        0
2.5           STOCKHOLDER'S EQUITY                                  70,175                  69,005                   69,005
2.5.1         PAID-IN CAPITAL                                       72,300                  71,130                   71,130
2.5.2         CAPITAL RESERVES                                           0                       0                        0
2.5.3         REVALUATION RESERVE                                        0                       0                        0
2.5.3.1       OWN ASSETS                                                 0                       0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                                  0                       0                        0
2.5.4         REVENUE RESERVES                                           0                       0                        0
2.5.4.1       LEGAL                                                      0                       0                        0
2.5.4.2       STATUTORY                                                  0                       0                        0
2.5.4.3       FOR CONTINGENCIES                                          0                       0                        0
2.5.4.4       UNREALIZED INCOME                                          0                       0                        0
2.5.4.5       FOR INVESTMENTS                                            0                       0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                                0                       0                        0
              DIVIDENDS
2.5.4.7       OTHER UNREALIZED INCOME                                    0                       0                        0
2.5.5         RETAINED EARNINGS                                    (2,125)                 (2,125)                  (2,125)


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN                                                                  12/31/2003

01.01 -  IDENTIFICATION
-------------------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER No.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------
19.0- SUBSIDIARIES

PORTOCEL - TERMINAL ESPECIALIZADO DE BARRA DO RIACHO

19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$


1 - CODE    2 - DESCRIPTION                             3 - DATE -           4 - DATE -          5 - DATE -
                                                        12/31/2003           12/31/2002          12/31/2001

1           TOTAL ASSETS                                               5,321               3,969                3,140
1.1         CURRENT ASSETS                                             4,068               3,021                2,289
1.1.1       CASH AND CASH EQUIVALENTS                                  2,813               1,998                1,763
1.1.2       CREDITS                                                    1,242               1,023                  526
1.1.3       INVENTORIES                                                    0                   0                    0
1.1.4       OTHERS                                                        13                   0                    0
1.2         LONG-TERM ASSETS                                             353                  84                  455
1.2.1       CREDITS                                                      292                  25                   46
1.2.1.1      DEFERRED TAXES                                              276                   6                   46
1.2.1.2     TAXES                                                         16                  19                    0
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                          0                   0                    0
1.2.2.1     FROM AFFILIATES                                                0                   0                    0
1.2.2.2     FROM SUBSIDIARIES                                              0                   0                    0
1.2.2.3     OTHERS                                                         0                   0
1.2.3       OTHERS                                                        61                  59                  409
1.2.3.1     ESCROW DEPOSITS                                               61                  59                    0
1.3         FIXED ASSETS                                                 900                 864                  396
1.3.1       INVESTMENTS                                                   20                  20                   20
1.3.1.1     IN AFFILIATES                                                  0                   0                    0
1.3.1.2     IN SUBSIDIARIES                                                0                   0                    0
1.3.1.3     OTHER COMPANIES                                               20                  20                   20
1.3.2       PROPERTY, PLANT AND EQUIPMENT                                880                 844                  376
1.3.3       DEFERRED CHARGES                                               0                   0                    0


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                                       12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                            2 - NAME OF THE COMPANY                   3 - TAXPAYER N(0)
   00043-4                                 Aracruz Celulose S.A.                     42.157.511/0001-61
 ------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                3 - DATE -               4 - DATE -               5 - DATE -
1 - CODE      2 - DESCRIPTION                   2/31/2003                12/31/2002               12/31/2001
-------------------------------------------------------------------------------------------------------------
2             TOTAL LIABILITIES                     5,321                   3,969                    3,140
2.1           CURRENT LIABILITIES                   2,312                   1,519                    1,190
2.1.1         LOANS AND FINANCING                       0                       0                        0
2.1.2         DEBENTURES                                0                       0                        0
2.1.3         SUPPLIERS                               656                     511                      418
2.1.4         TAXES                                   117                     511                      418
2.1.5         DIVIDENDS PAYABLE                         0                       0                        0
2.1.6         PROVISIONS                            1,006                     814                      604
2.1.6.1       VACATION AND 13rd  SALARY             1,006                     814                      604
2.1.7         LOANS FROM RELATED PARTIES              533                      33                      122
2.1.8         OTHERS                                    0                       1                       17
2.1.8.1       PROPOSED DIVIDENDS                        0                       0                       17
2.1.8.2       OTHERS                                    0                       0                        0
2.2           LONG-TERM LIABILITIES                 1,446                   1,086                      647
2.2.1         LOANS AND FINANCING                       0                       0                        0
2.2.2         DEBENTURES                                0                       0                        0
2.2.3         PROVISION                             1,383                   1,055                      623
2.2.3.1       TAX CONTINGENCIES                       233                     205                      123
2.2.3.2       LABOR CONTINGENCIES                   1,150                     850                      500
2.2.4         LOANS FROM RELATED PARTIES                0                       0                        0
2.2.5         OTHERS                                   60                      31                       24
2.5           STOCKHOLDER'S EQUITY                  1,566                   1,364                    1,303
2.5.1         PAID-IN CAPITAL                       1,248                   1,248                    1,248
2.5.2         CAPITAL RESERVES                         16                       6                        4
2.5.3         REVALUATION RESERVE                       0                       0                        0
2.5.3.1       OWN ASSETS                                0                       0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                 0                       0                        0
2.5.4         REVENUE RESERVES                          0                       0                        0
2.5.4.1       LEGAL                                     0                       0                        0
2.5.4.2       STATUTORY                                 0                       0                        0
2.5.4.3       FOR CONTINGENCIES                         0                       0                        0
2.5.4.4       UNREALIZED INCOME                         0                       0                        0
2.5.4.5       FOR INVESTMENTS                           0                       0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED               0                       0                        0
              DIVIDENDS

2.5.4.7       OTHER UNREALIZED INCOME                   0                       0                        0
2.5.5         RETAINED EARNINGS                       302                     110                       51



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                                       12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                            2 - NAME OF THE COMPANY                   3 - TAXPAYER N(0)
   00043-4                                 Aracruz Celulose S.A.                     42.157.511/0001-61
 ------------------------------------------------------------------------------------------------------------


19.0- SUBSIDIARIES

PORTOCEL - TERMINAL ESPECIALIZADO DE BARRA DO RIACHO

19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

------------------------------------------------------------------------------------------------------------------------------------
                                                                         3 - FROM :             4 - FROM :              5 - FROM :
1 - CODE    2 - DESCRIPTION                                              01/01/2003 TO        01/01/2002  TO          01/01/2001 TO
                                                                         12/31/2003             12/31/2002              12/31/2001
------------------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                               18,241                13,865                11,723
3.2         SALES TAXES AND OTHER DEDUCTIONS                                (1,431                  (879                  (721
3.3         NET SALES REVENUE                                               16,810                12,986                11,002
3.4         COST OF GOODS SOLD                                            (13,063)               (9,408)               (7,448)
3.5         GROSS PROFIT                                                     3,747                 3,578                 3,554
3.6         OPERATING (EXPENSES) INCOME                                    (3,674)               (3,360)               (3,177)
3.6.1       SELLING                                                              0                     0                     0
3.6.2       GENERAL AND ADMINISTRATIVE                                     (3,993)               (3,627)               (3,297)
3.6.3       FINANCIAL                                                          324                   261                   120
3.6.3.1     FINANCIAL INCOME                                                   425                   335                   238
3.6.3.2     FINANCIAL EXPENSES                                               (101)                  (74)                 (118)
3.6.4       OTHER OPERATING INCOME                                               0                     0                     0
3.6.5       OTHER OPERATING EXPENSES                                           (5)                     0                     0
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                               0                     0                     0
3.7         OPERATING INCOME (LOSS)                                             73                   212                   377
3.8         NON-OPERATING (EXPENSES)  INCOME                                  (10)                     0                     0
3.8.1       INCOME                                                               0                     0                     0
3.8.2       EXPENSES                                                          (10)                     0                     0
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND
            MANAGEMENT REMUNERATION                                             63                   212                   377
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                 139                 (167)                 (306)
3.11        DEFERRED INCOME TAX ES                                               0                     0                     0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                  0                     0                     0
3.12.1      REMUNERATION                                                         0                     0                     0
3.12.2      APPROPRIATIONS                                                       0                     0                     0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                   202                    45                    71

            CAPITAL STOCK-QUANTITY (THOUSANDS)                               7,781                 7,781                 7,781
            EARNINGS PER SHARE                                             0,02596               0,00578               0,00912
            LOSS PER SHARE                                                       -                     -                     -



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                                       12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                            2 - NAME OF THE COMPANY                   3 - TAXPAYER N(0)
   00043-4                                 Aracruz Celulose S.A.                     42.157.511/0001-61
 ------------------------------------------------------------------------------------------------------------

19.0- SUBSIDIARIES

ARACRUZ PRODUTOSS DE MADEIRA S.A.

19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$

-----------------------------------------------------------------------------------------------------------
                                                        3 - DATE -           4 - DATE -         5 - DATE -
1 - CODE      2 - DESCRIPTION                           2/31/2003            12/31/2002         12/31/2001
-----------------------------------------------------------------------------------------------------------
1           TOTAL ASSETS                                   66,386              68,460               68,771
1.1         CURRENT ASSETS                                 19,993              18,783               17,070
1.1.1       CASH AND CASH EQUIVALENTS                         397                 396                   41
1.1.2       CREDITS                                         6,555               8,645                3,318
1.1.3       INVENTORIES                                    13,008               9,545               13,701
1.1.4       OTHERS                                             33                 197                   10
1.2         LONG-TERM ASSETS                                   58                  63                   44
1.2.1       CREDITS                                            45                  63                   44
1.2.1.1     TAXES                                              45                  63                   44
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES               0                   0                    0
1.2.2.1     FROM AFFILIATES                                     0                   0                    0
1.2.2.2     FROM SUBSIDIARIES                                   0                   0                    0
1.2.2.3     OTHERS                                              0                   0                    0
1.2.3       OTHERS                                             13                   0                    0
1.2.3.1     ESCROW DEPOSITS                                    13                   0                    0
1.3         FIXED ASSETS                                   46,335              49,614               51,657
1.3.1       INVESTMENTS                                         0                   0                    0
1.3.1.1     IN AFFILIATES                                       0                   0                    0
1.3.1.2     IN SUBSIDIARIES                                     0                   0                    0
1.3.1.3     OTHER COMPANIES                                     0                   0                    0
1.3.2       PROPERTY, PLANT AND EQUIPMENT                  40,446              42,694               44,338
1.3.3       DEFERRED CHARGES                                5,889               6,920                7,319




  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                                       12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                            2 - NAME OF THE COMPANY                   3 - TAXPAYER N(0)
   00043-4                                 Aracruz Celulose S.A.                     42.157.511/0001-61
 ------------------------------------------------------------------------------------------------------------


19.0- SUBSIDIARIES

ARACRUZ PRODUTOSS DE MADEIRA S.A.


19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$

-----------------------------------------------------------------------------------------------------------
                                                        3 - DATE -           4 - DATE -         5 - DATE -
1 - CODE      2 - DESCRIPTION                           2/31/2003            12/31/2002         12/31/2001
-----------------------------------------------------------------------------------------------------------
2             TOTAL LIABILITIES                           66,386                68,460              68,771
2.1           CURRENT LIABILITIES                          2,192                 3,284               5,786
2.1.1         LOANS AND FINANCING                            599                     0               4,277
2.1.2         DEBENTURES                                       0                     0                   0
2.1.3         SUPPLIERS                                      932                 2,765                 876
2.1.4         TAXES                                           17                    26                  12
2.1.5         DIVIDENDS PAYABLE                                0                     0                   0
2.1.6         PROVISIONS                                     472                   269                 411
2.1.6.1       VACATION AND 13rd  SALARY                      472                   269                 411
2.1.7         LOANS FROM RELATED PARTIES                       0                     4                  61
2.1.8         OTHERS                                         172                   220                 149
2.2           LONG-TERM LIABILITIES                            0                     0              25,316
2.2.1         LOANS AND FINANCING                              0                     0              25,316
2.2.2         DEBENTURES                                       0                     0                   0
2.2.3         PROVISION                                        0                     0                   0
2.2.4         LOANS FROM RELATED PARTIES                       0                     0                   0
2.2.5         OTHERS                                           0                     0                   0
2.5           STOCKHOLDER'S EQUITY                        64,194                65,176              37,669
2.5.1         PAID-IN CAPITAL                            130,940               124,450              79,714
2.5.2         CAPITAL RESERVES                                 0                     0                   0
2.5.3         REVALUATION RESERVE                              0                     0                   0
2.5.3.1       OWN ASSETS                                       0                     0                   0
2.5.3.2       SUBSIDIARIES / AFFILIATES                        0                     0                   0
2.5.4         REVENUE RESERVES                                 0                     0                   0
2.5.4.1       LEGAL                                            0                     0                   0
2.5.4.2       STATUTORY                                        0                     0                   0
2.5.4.3       FOR CONTINGENCIES                                0                     0                   0
2.5.4.4       UNREALIZED INCOME                                0                     0                   0
2.5.4.5       FOR INVESTMENTS                                  0                     0                   0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED                      0                     0                   0
              DIVIDENDS

2.5.4.7       OTHER UNREALIZED INCOME                          0                     0                   0
2.5.5         RETAINED EARNINGS                         (66,746)              (59,274)            (42,045)




  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                                       12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                            2 - NAME OF THE COMPANY                   3 - TAXPAYER N(0)
   00043-4                                 Aracruz Celulose S.A.                     42.157.511/0001-61
 ------------------------------------------------------------------------------------------------------------

19.0- SUBSIDIARIES


ARACRUZ PRODUTOSS DE MADEIRA S.A.


19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$


------------------------------------------------------------------------------------------------------------------------------------
                                                                         3 - FROM :             4 - FROM :              5 - FROM :
1 - CODE    2 - DESCRIPTION                                              01/01/2003 TO        01/01/2002  TO          01/01/2001 TO
                                                                         12/31/2003             12/31/2002              12/31/2001
------------------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                                  28,904                 22,655                11,736
3.2         SALES TAXES AND OTHER DEDUCTIONS                                  (2,260)                (2,004)               (1,778)
3.3         NET SALES REVENUE                                                  26,644                 20,651                 9,958
3.4         COST OF GOODS SOLD                                               (30,662)               (27,651)              (19,728)
3.5         GROSS PROFIT                                                      (4,018)                (7,000)               (9,770)
3.6         OPERATING (EXPENSES) INCOME                                       (3,454)               (10,229)              (10,066)
3.6.1       SELLING                                                           (2,360)                (2,787)               (2,532)
3.6.2       GENERAL AND ADMINISTRATIVE                                        (1,678)                (1,875)                (1,679
3.6.3       FINANCIAL                                                           (657)                (3,280)               (4,934)
()6.3.1     FINANCIAL INCOME                                                    (506)                  1,056                   334
3.6.3.2     FINANCIAL EXPENSES                                                  (151)                (4,336)               (5,268)
3.6.4       OTHER OPERATING INCOME                                                165                     79                     2
3.6.5       OTHER OPERATING EXPENSES                                            1,076                (2,366)                 (923)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                  0                      0                     0
3.7         OPERATING INCOME (LOSS)                                           (7,472)               (17,229)              (19,836)
3.8         NON-OPERATING (EXPENSES)  INCOME                                        0                      0                     0
3.8.1       INCOME                                                                  0                      0                     0
3.8.2       EXPENSES                                                                0                      0                     0
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION     (7,472)               (17,229)              (19,836)
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                      0                      0                     0
3.11        DEFERRED INCOME TAX ES                                                  0                      0                     0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                     0                      0                     0
3.12.1      REMUNERATION                                                            0                      0                     0
3.12.2      APPROPRIATIONS                                                          0                      0                     0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                  (7,472)               (17,229)              (19,836)

            CAPITAL STOCK-QUANTITY (THOUSANDS)                                    131                     79                    79
            EARNINGS PER SHARE
            LOSS PER SHARE                                                 (57,03817)            (218,08861)           (251,08861)


                                       71


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                                 12/31/2003

 01.01 - IDENTIFICATION

 ---------------------------------------------------------------------------------------------
 1 - CVM CODE                2 - NAME OF THE COMPANY                   3 - TAXPAYER N(0)
   00043-4                     Aracruz Celulose S.A.                     42.157.511/0001-61
 ---------------------------------------------------------------------------------------------

19.0- SUBSIDIARIES


VERACEL CELULOSE S.A.


19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$

----------------------------------------------------------------------------------------------
                                                        3 - DATE -              4 - DATE -
1 - CODE    2 - DESCRIPTION                             12/31/2003              12/31/2002
----------------------------------------------------------------------------------------------
1           TOTAL ASSETS                                57,446                 272,751
1.1         CURRENT ASSETS                              77,286                  28,649
1.1.1       CASH AND CASH EQUIVALENTS                   56,980                  12,329
1.1.2       CREDITS                                     16,611                  11,524
1.1.3       INVENTORIES                                  3,616                   4,760
1.1.4       OTHERS                                          79                      36
1.2         LONG-TERM ASSETS                             4,309                  12,981
1.2.1       CREDITS                                      4,064                  12,916
1.2.1.1      DEFERRED TAXES                              3,989                  12,870
1.2.1.2     TAXES                                           75                      46
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES            0                       0
1.2.2.1     FROM AFFILIATES                                  0                       0
1.2.2.2     FROM SUBSIDIARIES                                0                       0
1.2.2.3     OTHERS                                           0                       0
1.2.3       OTHERS                                         245                      65
1.2.3.1     ESCROW DEPOSITS                                245                      65
1.3         FIXED ASSETS                                75,851                 231,121
1.3.1       INVESTMENTS                                      0                       0
1.3.1.1     IN AFFILIATES                                    0                       0
1.3.1.2     IN SUBSIDIARIES                                  0                       0
1.3.1.3     OTHER COMPANIES                                  0                       0
1.3.2       PROPERTY, PLANT AND EQUIPMENT               98,121                 158,529
1.3.3       DEFERRED CHARGES                            77,730                  72,592




  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                                 12/31/2003

 01.01 - IDENTIFICATION

 ---------------------------------------------------------------------------------------------
 1 - CVM CODE                2 - NAME OF THE COMPANY                   3 - TAXPAYER N(0)
   00043-4                     Aracruz Celulose S.A.                    42.157.511/0001-61
 ---------------------------------------------------------------------------------------------

19.0- SUBSIDIARIES


VERACEL CELULOSE S.A.

19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$


----------------------------------------------------------------------------------------------
                                                        3 - DATE -              4 - DATE -
1 - CODE    2 - DESCRIPTION                             12/31/2003              12/31/2002
----------------------------------------------------------------------------------------------
2             TOTAL LIABILITIES                         557,446                  272,751
2.1           CURRENT LIABILITIES                        47,621                   56,210
2.1.1         LOANS AND FINANCING                        31,310                   47,486
2.1.2         DEBENTURES                                      0                        0
2.1.3         SUPPLIERS                                  10,724                    4,532
2.1.4         TAXES                                       3,087                    3,080
2.1.5         DIVIDENDS PAYABLE                               0                        0
2.1.6         PROVISIONS                                  2,500                    1,112
2.1.6.1       VACATION AND 13rd  SALARY                   2,500                        0
2.1.7         LOANS FROM RELATED PARTIES                      0                        0
2.1.8         OTHERS                                          0                        0
2.2           LONG-TERM LIABILITIES                      88,698                  119,821
2.2.1         LOANS AND FINANCING                        88,698                  119,821
2.2.2         DEBENTURES                                      0                        0
2.2.3         PROVISION                                       0                        0
2.2.4         LOANS FROM RELATED PARTIES                      0                        0
2.2.5         OTHERS                                          0                        0
2.5           STOCKHOLDER'S EQUITY                      421,127                   96,720
2.5.1         PAID-IN CAPITAL                           431,097                  123,107
2.5.2         CAPITAL RESERVES                                0                        0
2.5.3         REVALUATION RESERVE                             0                        0
2.5.3.1       OWN ASSETS                                      0                        0
2.5.3.2       SUBSIDIARIES / AFFILIATES                       0                        0
2.5.4         REVENUE RESERVES                                0                        0
2.5.4.1       LEGAL                                           0                        0
2.5.4.2       STATUTORY                                       0                        0
2.5.4.3       FOR CONTINGENCIES                               0                        0
2.5.4.4       UNREALIZED INCOME                               0                        0
2.5.4.5       FOR INVESTMENTS                                 0                        0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED DIVIDENDS           0                        0
2.5.4.7       OTHER UNREALIZED INCOME                         0                        0
2.5.5         RETAINED EARNINGS                         (9,970)                 (26,387)



  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                                       12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                            2 - NAME OF THE COMPANY                   3 - TAXPAYER N(0)
   00043-4                                 Aracruz Celulose S.A.                     42.157.511/0001-61
 ------------------------------------------------------------------------------------------------------------

19.0- SUBSIDIARIES


VERACEL CELULOSE S.A.


19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

-------------------------------------------------------------------------------------------------------------
                                                                         3 - FROM :             4 - FROM :
1 - CODE    2 - DESCRIPTION                                              01/01/2003 TO        01/01/2002  TO
                                                                         12/31/2003             12/31/2002
-------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                                   116,990                65,496
3.2         SALES TAXES AND OTHER DEDUCTIONS                                   (19,135)              (10,942)
3.3         NET SALES REVENUE                                                    97,855                54,554
3.4         COST OF GOODS SOLD                                                 (25,228)              (16,476)
3.5         GROSS PROFIT                                                         72,627                38,078
3.6         OPERATING (EXPENSES) INCOME                                        (43,225)              (77,627)
3.6.1       SELLING                                                            (38,057)              (13,412)
3.6.2       GENERAL AND ADMINISTRATIVE                                         (13,260)               (6,578)
3.6.3       FINANCIAL                                                            14,986              (51,778)
()6.3.1     FINANCIAL INCOME                                                      7,406                 2,718
3.6.3.2     FINANCIAL EXPENSES                                                    7,580              (54,496)
3.6.4       OTHER OPERATING INCOME                                                  525                 2,124
3.6.5       OTHER OPERATING EXPENSES                                            (7,419)               (7,983)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                    0                     0
3.7         OPERATING INCOME (LOSS)                                              29,402              (39,549)
3.8         NON-OPERATING (EXPENSES)  INCOME                                        259                   292
3.8.1       INCOME                                                                  259                   292
3.8.2       EXPENSES                                                                  0                     0
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION        29,661              (39,257)
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                 (10,312)                12,870
3.11        DEFERRED INCOME TAX ES                                                    0                     0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                       0                     0
3.12.1      REMUNERATION                                                              0                     0
3.12.2      APPROPRIATIONS                                                            0                     0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                     19,349              (26,387)

            CAPITAL STOCK-QUANTITY (THOUSANDS)                              219,635,254           102,078,639
            EARNINGS PER SHARE                                                 0,00009
            LOSS PER SHARE                                                                          (0,00026)




  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 -------------------------------------------------------------------------------
 1 - CVM CODE              2 - NAME OF THE COMPANY         3 - TAXPAYER N(0)
   00043-4                   Aracruz Celulose S.A.           42.157.511/0001-61
 -------------------------------------------------------------------------------


19.0- SUBSIDIARIES

RIOCELL S.A.

19.06 .01- - BALANCE SHEET - ASSET- THOUSAND OF R$

--------------------------------------------------------------------------------
                                                                     3 - DATE -
1 - CODE     2 - DESCRIPTION                                         12/31/2003
--------------------------------------------------------------------------------
1            TOTAL ASSETS                                             953,067
1.1          CURRENT ASSETS                                           178,430
1.1.1        CASH AND CASH EQUIVALENTS                                  1,920
1.1.2        CREDITS                                                  122,895
1.01.02..01  SUPPLIERS                                                  8,153
1.01.02.02   ACCOUNTS RECEIVABLE FROM CUSTOMERS                        32,524
1.01.02.03   TAX  CREDITS                                              18,145
1.01.02.04   SUBSIDIARIES / AFFILIATES                                 64,073
1.1.3        INVENTORIES                                               52,199
1.1.4        OTHERS                                                     1,416
1.2          LONG-TERM ASSETS                                           9,379
1.2.1        CREDITS                                                    8,550
1.2.1.1      TAXES                                                      8,550
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                          0
1.2.2.1      FROM AFFILIATES                                                0
1.2.2.2      FROM SUBSIDIARIES                                              0
1.2.2.3      OTHERS                                                         0
1.2.3        OTHERS                                                       829
1.2.3.1      ESCROW DEPOSITS                                              829
1.3          FIXED ASSETS                                             765,258
1.3.1        INVESTMENTS                                               77,812
1.3.1.1      IN AFFILIATES                                                  0
1.3.1.2      IN SUBSIDIARIES                                                0
1.3.1.3      OTHER COMPANIES                                           77,812
1.3.2        PROPERTY, PLANT AND EQUIPMENT                            687,446
1.3.3        DEFERRED CHARGES                                               0


                                       75


  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------
 1 - CVM CODE                        2 - NAME OF THE COMPANY          3 - TAXPAYER N(0)
   00043-4                           Aracruz Celulose S.A.            42.157.511/0001-61
 ------------------------------------------------------------------------------------------------


19.0- SUBSIDIARIES


RIOCELL S.A.

19.06.02 - BALANCE SHEET - LIABILITY- THOUSAND OF R$

-------------------------------------------------------------------------------------------------
                                                                                   3  - DATE -
1 - CODE      2 - DESCRIPTION                                                      12/31/2003
-------------------------------------------------------------------------------------------------
2             TOTAL LIABILITIES                                                         953,067
2.1           CURRENT LIABILITIES                                                        74,732
2.1.1         LOANS AND FINANCING                                                             0
2.1.2         DEBENTURES                                                                      0
2.1.3         SUPPLIERS                                                                  25,525
2.1.4         TAXES                                                                      37,910
2.1.5         DIVIDENDS PAYABLE                                                               0
2.1.6         PROVISIONS                                                                      0
2.1.7         LOANS FROM RELATED PARTIES                                                  3,706
2.1.7.1       SUBSIDIARY ADVANCE                                                          3,706
2.1.8         OTHERS                                                                      7,591
2.2           LONG-TERM LIABILITIES                                                      20,100
2.2.1         LOANS AND FINANCING                                                             0
2.2.2         DEBENTURES                                                                      0
2.2.3         PROVISION                                                                  20,100
2.2.3.1       CONTIGENCY AND LITIGATION                                                  20,100
2.2.4         LOANS FROM RELATED PARTIES                                                      0
2.2.5         OTHERS                                                                          0
2.5           STOCKHOLDER'S EQUITY                                                      858,235
2.5.1         PAID-IN CAPITAL                                                           269,861
2.5.2         CAPITAL RESERVES                                                       01,650,728
2.5.3         REVALUATION RESERVE                                                             0
2.5.3.1       OWN ASSETS                                                                      0
2.5.3.2       SUBSIDIARIES / AFFILIATES                                                       0
2.5.4         REVENUE RESERVES                                                      (1,062,354)
2.5.4.1       LEGAL                                                                      63,744
2.5.4.2       STATUTORY                                                                       0
2.5.4.3       FOR CONTINGENCIES                                                               0
2.5.4.4       UNREALIZED INCOME                                                               0
2.5.4.5       FOR INVESTMENTS                                                                 0
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                           0
2.5.4.7       OTHER UNREALIZED INCOME                                               (1,126,098)
2.5.4.7.1     TREASURY STOCK                                                        (1,126,098)
2.5.5         RETAINED EARNINGS                                                               0





  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------
 1 - CVM CODE                        2 - NAME OF THE COMPANY          3 - TAXPAYER N(0)
   00043-4                           Aracruz Celulose S.A.            42.157.511/0001-61
 ------------------------------------------------------------------------------------------------


19.0- SUBSIDIARIES


RIOCELL S.A.


19.07 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$

-------------------------------------------------------------------------------------------------------------
                                                                                    3 - FROM : 01/01/2003
1 - CODE    2 - DESCRIPTION                                                             TO 12/31/2003
-------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                                               355,578
3.2         SALES TAXES AND OTHER DEDUCTIONS                                               (14,759)
3.3         NET SALES REVENUE                                                               320,819
3.4         COST OF GOODS SOLD                                                            (191,688)
3.5         GROSS PROFIT                                                                    129,131
3.6         OPERATING (EXPENSES) INCOME                                                    (29,863)
3.6.1       SELLING                                                                         (8,303)
3.6.2       GENERAL AND ADMINISTRATIVE                                                      (4,620)
3.6.3       FINANCIAL                                                                      (31,970)
3.6.3.1     FINANCIAL INCOME                                                                  2,655
3.6.3.2     FINANCIAL EXPENSES                                                             (34,625)
3.6.4       OTHER OPERATING INCOME                                                           43,798
3.6.5       OTHER OPERATING EXPENSES                                                       (50,804)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                           22,036
3.7         OPERATING INCOME (LOSS)                                                          99,268
3.8         NON-OPERATING (EXPENSES)  INCOME                                                (1,589)
3.8.1       INCOME                                                                              110
3.8.2       EXPENSES                                                                        (1,699)
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                    97,679
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                             (33,773)
3.11        DEFERRED INCOME TAX ES                                                                0
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                   0
3.12.1      REMUNERATION                                                                          0
3.12.2      APPROPRIATIONS                                                                        0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                                 63,906
            CAPITAL STOCK-QUANTITY (THOUSANDS)                                              161,861
            EARNINGS PER SHARE                                                              0,39482
            LOSS PER SHARE                                                                        -

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  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 -------------------------------------------------------------------------------
 1 - CVM CODE              2 - NAME OF THE COMPANY          3 - TAXPAYER N(0)
   00043-4                 Aracruz Celulose S.A.            42.157.511/0001-61
 -------------------------------------------------------------------------------


20.00 - INFORMATION ON CORPORATE GOVERNANCE


  Aracruz acts in a responsible manner and complies fully with the Brazilian Corporate Law, with the requirements of foreign legislation applicable to companies whose shares are listed on stock exchanges in the United States and Spain, and with the rules of the Sao Paulo (Bovespa), New York (NYSE) and Latibex (Madrid) stock exchanges.

  The company's Corporate Governance model follows the guidelines established by the Board of Directors and also respects the company's by-laws. The principles that direct this model are transparency; the clear definition of functions; management independence; equitable treatment of all shareholders and accountability.

  The Board of Directors is made up of ten members and an equal number of alternates, all elected to three-year terms of office by the shareholders at a General Meeting. They do not hold executive positions. The Board of Directors meets a minimum of four times per year and, among others duties, is responsible for the following:

     o Establishing general guidance for the company's operations and determining related financial and economic policies

     o Supervising the operation and management of the company, deciding significant matters concerning strategy, investments, organization, and finance

     o    Electing the Chairman and the Vice-Chairman from among its members

     o Appointing the Board of Officers and the Chief Executive Officer (the "CEO")

     o    Approving the organizational structure of the company

     o Guiding and advising the Board of Officers in all matters of interest to the Company

     o Appointing internal committees with the role of analyzing and presenting to the Board of Directors recommendations on specific matters. Currently there are six committees:

              - Strategic Committee
              - Sustainability Committee
              - Audit Committee
              - Finance Committee
              - Tax Planning Committee
              - Compensation Committee


  The Aracruz Fiscal Committee is composed of three members and an equal number of alternates elected by a General Shareholders Meeting, of which one of its members and respective alternate are separately elected by holders of preferred shares.

  The Board of Officers is composed of four members, including the company's Chief Executive Officer, and is responsible for the study and development of strategic alternatives, subject to final approval by the Board of Directors, and for conduct of all operational matters. The Board of Officers meets twice a month or whenever needed.

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 -------------------------------------------------------------------------------
 1 - CVM CODE              2 - NAME OF THE COMPANY          3 - TAXPAYER N(0)
   00043-4                 Aracruz Celulose S.A.            42.157.511/0001-61
 -------------------------------------------------------------------------------


20.00 - INFORMATION ON CORPORATE GOVERNANCE



  The statutory Board of Officers is supported by three Associate Officers, a managerial group and an Executive Management Group, presently composed of 15 Interface Managers appointed by and reporting to the Board of Officers. The Associate Officers and the Interface Managers are in charge of the day-to-day running of the company, comprising the following activities:

         Associate Officers

          o    Engineering

          o    Legal Matters

          o    Corporate Relations and Environmental Affairs

         Interface Managers

          o    Industrial Operations

          o    Forestry Operations

          o    Pulp Marketing, Sales and Logistics Coordination

          o    Pulp Sales - USA and Asia

          o    Pulp Sales - Europe

          o    Wood Products Operations

          o    Port Operations

          o    Treasury

          o    Controllership

          o    Investor Relations

          o    Information Technology

          o    Corporate Planning

          o    Research & Development

          o    Human Resources

          o    Purchasing & Materials Warehousing

  Aracruz has policies regarding the environment, health and safety, political contributions, antitrust practices and supplier relationships, as well as rules about managers, controlling shareholders, members of the Fiscal Council and others who have access to privileged information trading the company's shares, in full compliance with the conditions of CVM Instruction n(0) 358/02.

  Aracruz's voluntarily adopted corporate governance practices have ensured classification of the company in Bovespa Level 1 since April 2002. Notable among the practices adopted by Aracruz is the maintenance in circulation of 45% of the shares it has issued; the commitment to hold public offers for the placement of shares through mechanisms that favor a dispersion of capital; the consistent improvement in information provided each quarter, which is consolidated and submitted to special review; the wide ranging disclosure of operations involving company shares by controlling shareholders or managers of the company, as well as shareholder agreements and eventual stock option programs and, finally, the disclosure of an annual calendar of corporate events.


                                       79

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

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                         2 - NAME OF THE COMPANY                             3 - TAXPAYER N(0)
   00043-4                            Aracruz Celulose S.A.                               42.157.511/0001-61
 ------------------------------------------------------------------------------------------------------------


  GROUP      BLANK   DESCRIPTION                                                                      PAGE
-------------------------------------------------------------------------------------------------------------
    01        01     IDENTIFICATION                                                                    01
    01        02     HEAD OFFICE                                                                       01
    01        03     SHAREHOLDERS DEPARTMENT                                                           01
    01        04     DIRECTOR OF MARKET RELATIONS                                                      01
    01        05     REFERENCE / AUDITOR                                                               01
    01        06     GENERAL INFORMATION                                                               02
    01        07     STOCK CONTROL / SECURITIES ISSUED                                                 02
    01        08     PUBLICATION OF INFORMATIVE DOCUMENTS                                              02
    01        09     NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION                             02
    01        10     DIRECTOR OF MARKET RELATIONS                                                      02
  02.01       01     BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY                              03
  02.01       02     Current composition of the fiscal council                                         04
    02        02     PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER,       05 / 08
                     FISCAL COUNCIL AND OFFICER
    03        01     EVENTS RELANTED TO DISTRIBUTION OF CAPITAL                                        09
    03        02     STOCKHOLDER STRUCTURE                                                             09
    03        03     DISTRIBUTION OF REGISTERED CAPITAL OF THE CONTROLLING COMPANIES DOWN TO THE     10 / 21
                     INDIVIDUAL LEVEL
    04        01     BREAKDOWN OF THE PAID IN CAPITAL                                                  22
    04        02     CHANGE IN THE PAID IN CAPITAL IN THE LAST THREE YEARS                             22
    04        04     AUTHORIZED CAPITAL                                                                22
    05        01     TREASUARY STOCK                                                                   23
    06        01     DIVIDENDS / INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS                      24
    06        03     STATUTORY DISPOSITIONS RELATED TO CHANGES IN CAPITAL                              25
    06        04     STATUTORY CHANGE                                                                  25
    07        01     COMPENSATION AND CONTRIBUTIONS OF OFFICERS                                        26
    07        02     PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS                          26
    07        03     PARTICIPATIONS IN THE SUBSIDIARIES                                                27
    08        01     CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES                            27
    09        01     HISTORICAL OVERVIEW OF THE COMPANY                                                28
    09        02     MARKET OVERVIEW                                                                   29
    10        01     PRODUCTS AND SERVICES OFFERED                                                     29
    10        02     RAW MATERIALS AND SUPPLIERS                                                       30
    10        03     MAIN CUSTOMERS BY PRODUCTS                                                        30
    11        01     PRODUCTION PROCESS                                                              31 / 33
    11        02     COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT                       34
    11        03     MAIN PULP PRODUCTERS                                                              35
    13        01     MAIN PROPERTIES                                                                 36 / 38
    14        03     OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY     39/40
    14        05     CAPITAL EXPENDITURES Projects                                                     41
    15        01     ENVIRONMENTAL  MATTERS                                                          42 / 43
    16        01     LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT                 44
    17        01     TRANSACTIONS WITH RELATED PARTIES                                                 45
    18        01     BYLAWS                                                                          46 / 57
    19        00     ARACRUZ TRADING S.A.
    19       06.01   BALANCE SHEET - ASSET                                                             58
    19       06.02   BALANCE SHEET - LIABILITY                                                         59

                                       80

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

  FEDERAL PUBLIC SERVICE
  CVM - SECURITIES COMMISSION
  ANNUAL INFORMATION BULLETIN - IAN                                   12/31/2003

 01.01 - IDENTIFICATION

 ------------------------------------------------------------------------------------------------------------
 1 - CVM CODE                         2 - NAME OF THE COMPANY                             3 - TAXPAYER N(0)
   00043-4                            Aracruz Celulose S.A.                               42.157.511/0001-61
 ------------------------------------------------------------------------------------------------------------


  GROUP      BLANK   DESCRIPTION                                                                      PAGE
-------------------------------------------------------------------------------------------------------------
    19        07     STATEMENT OF OPERATIONS                                                           60
    19        00     ARACRUZ CELULOSE (USA), INC.
    19       06.01   BALANCE SHEET - ASSET                                                             61
    19       06.02   BALANCE SHEET - LIABILITY                                                         62
    19        07     STATEMENT OF OPERATIONS                                                           63
                     MUCURI AGROFLORESTAL S.A.
    19       06.01   BALANCE SHEET - ASSET                                                             64
    19       06.02   BALANCE SHEET - LIABILITY                                                         65
                     PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO

    19       06.01   BALANCE SHEET - ASSET                                                             66
    19       06.02   BALANCE SHEET - LIABILITY                                                         67
    19        07     STATEMENT OF OPERATIONS                                                           68
                     ARACRUZ PRODUTOS DE  MADEIRA S.A.

    19       06.01   BALANCE SHEET - ASSET                                                             69
    19       06.02   BALANCE SHEET - LIABILITY                                                         70
    19        07     STATEMENT OF OPERATIONS                                                           71
                     VERACEL CELULOSE S.A.

    19       06.01   BALANCE SHEET - ASSET                                                             72
    19       06.02   BALANCE SHEET - LIABILITY                                                         73
    19        07     STATEMENT OF OPERATIONS                                                           74
                     RIOCELL S.A.

    19       06.01   BALANCE SHEET - ASSET                                                             75
    19       06.02   BALANCE SHEET - LIABILITY                                                         76
    19        07     STATEMENT OF OPERATIONS                                                           77
    20        00     INFORMATION ON CORPORATE GOVERNANCE                                             78 / 79

                                       81
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